QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 12, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7359 (Primary Standard Industrial Classification Code Number)	52-1862719 (IRS Employer Identification Number)
8211 Town Center Drive Baltimore, Maryland 21236 (410) 931-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John B. Ross, Esq.
Vice President and General Counsel
Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, Maryland 21236
(410) 931-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	8,459,400 shares	$23.76	$200,995,344	$21,507

(1)
Including 1,103,400 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2)
Estimated pursuant to Rule 457(c) under the Securities Act, the offering price and registration fee are based on the high and low sale prices for the common stock on April 10, 2006, as reported on the Nasdaq National Market.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 12, 2006

P R O S P E C T U S

7,356,000 Shares

Williams Scotsman International, Inc.
Common Stock
$          per share

        We are selling 2,101,724 shares of our common stock and the selling stockholders named in this prospectus are selling 5,254,276 shares of our common stock. The selling stockholders have granted the underwriters an option to purchase up to 1,103,400 additional shares of common stock to cover over-allotments. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders.

        Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC." The last reported sale price of our common stock on April 11, 2006 was $23.72 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Williams Scotsman International, Inc. (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

        The underwriters expect to deliver the shares to purchasers on or about                  , 2006.

Citigroup	CIBC World Markets	Lehman Brothers

Robert W. Baird & Co.	Deutsche Bank Securities

                        , 2006

        You should rely only on the information contained in this prospectus or incorporated by reference herein. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the documents incorporated herein by reference carefully, including the section describing the risks of investing in our common stock under the caption "Risk Factors" and our financial statements and related notes incorporated herein by reference before making an investment decision. Except as the context otherwise requires, (i) the term "we," "our," "us" and the "company" refer collectively to Williams Scotsman International, Inc. and its consolidated subsidiaries; and (ii) the term "Williams Scotsman" refers to Williams Scotsman, Inc., our principal operating subsidiary. Some of the statements in this summary constitute forward-looking statements. For more information, please see "Disclosure Regarding Forward-Looking Statements."

Our Company

        Founded more than 50 years ago, we believe we are the largest provider of modular space solutions in North America. Operating through our network of 86 branch offices, we provide high quality, cost effective modular space solutions to a diversified client base of 25,000 customers in multiple industries including construction, education, commercial and industrial, and government. Our products, which include mobile offices, modular classrooms and other multi-unit modular structures, offer our customers flexible, low-cost, and timely solutions to meet their temporary space needs on an outsourced basis. We also provide portable storage solutions and we believe we are the third largest portable storage company in the United States. Our current modular space and portable storage lease fleet consists of approximately 98,000 units. In addition to leasing, we offer both new and used units for sale and provide delivery, installation and other ancillary products and services. As of December 31, 2005, we had invested a total of $1.2 billion in our lease fleet.

        Our business model is primarily focused on leasing rather than selling our units. We believe our leasing model is highly attractive because our lease fleet:

  •
  generates recurring revenues from our units leased to customers with an average lease duration of 27 months;

  •
  has average monthly leasing rates which recoup our average unit investment in approximately 4 years;

  •
  maintains a high utilization level that has averaged 82% over the last 10 years;

  •
  consists of units with useful lives approximating 20 years which retain substantial residual values throughout these periods; and

  •
  produces incremental leasing operating margins of more than 60% (i.e. the contribution of an existing unit put on lease after reductions for cost of leasing, associated commissions and depreciation).

        Since 1997, we have doubled the size of our fleet and increased the size of our branch network, both organically and through selective strategic acquisitions. As a result of these and other factors, from 1997 to 2005, we were able to increase our revenues at a compound annual growth rate, or "CAGR," of 12.2%.

        Our modular space fleet consists of approximately 76,000 modular space units, which are generally comprised of standardized, versatile products that can be configured to meet a wide variety of customer needs. All of our modular space units are intended to provide convenient, comfortable space for occupants at a location of their choosing. The units are fitted with axles and hitches and are towed to various locations. Our units are wood or aluminum framed, mounted on a steel chassis, contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical outlets and, where necessary, plumbing facilities. For many applications, our units can be combined into multi-unit configurations to meet the space needs of our customers. We believe that our units are durable, flexible and generally rent based upon condition rather than age. As a result, our units retain most of their initial value over their useful lives. Over the past ten years, we have sold modular space units from our lease fleet at an average gross margin of 23.2%.

        Our portable storage fleet of approximately 22,000 units is primarily comprised of steel containers, which address the need for secure, temporary, on-site storage of customer goods on a flexible, low-cost basis. We believe that our portable storage fleet provides a complementary product to cross-sell to our modular space customers, as well as to serve new customers.

        The Modular Building Institute, in its State of the Industry 2005 report, estimates that the U.S. modular space industry dealers generated in excess of $3.0 billion of leasing and sales revenues in 2004. The modular space industry has expanded rapidly over the last thirty years as the number of applications for modular space has increased and recognition of the product's positive attributes has grown. By outsourcing their space needs, customers are able to achieve flexibility, preserve capital for core operations, and convert fixed costs into variable costs. The industry remains highly fragmented, and we and GE Capital Modular Space are the two largest providers in the industry.

        We are also a major participant in the U.S. portable storage industry, and although there are, to our knowledge, no publicly available estimates of the size of the industry, we believe the size of the portable storage industry is expanding due to increasing awareness of the advantages of portable storage. The portable storage industry provides customers with a flexible and low-cost storage alternative to permanent warehouse space and fixed-site self storage by addressing the need for security, convenience and immediate accessibility. The portable storage industry is also highly fragmented and Mobile Mini, Inc. is the largest provider in the industry.

        We believe that our business benefits from several strengths that enable us to serve our customers more effectively:

  •
  Market Leadership with Significant Scale. We are one of the only industry participants with an extensive, nationwide branch network, with breadth and depth of fleet at the local level, and with the technical expertise and operational capabilities that can provide a full range of solutions including mobile offices, modular classrooms, and larger commercial applications.

  •
  Customer Service Focus. Our branches are staffed by sales personnel who work with our customers to define and solve their space needs. We have over 1,200 sales and service personnel at our branches and managed over 112,000 deliveries and returns of our modular space and portable storage units in 2005.

  •
  Effective Fleet Management. Our proprietary management information systems and fleet management initiatives allow us to actively manage our lease fleet to maximize customer satisfaction, optimize fleet utilization and rental rates, and to control new unit capital spending.

  •
  High Degree of Diversity. We serve a highly diversified customer base of more than 25,000 customers, across a variety of industries and geographies. Our top ten largest customers accounted for approximately 11.0% of our 2005 revenues.

  •
  Experienced Management with Significant Equity Ownership. We have an experienced and proven management team that is led by our President and Chief Executive Officer, Gerard Holthaus, who has been with us since 1994. Members of our management team hold significant equity investments in our company.

        Our goal is to remain the leading provider of modular space solutions in North America and to increase revenues while maximizing our profitability and income growth. Our strategy for growth includes the following: (1) increase the utilization and rental rate of our existing lease fleet; (2) expand our lease fleet through purchases of new units and selective acquisitions of units from third parties; (3) further penetrate the education sector where we have expanded our revenue from 20% to 28% of our total revenue from 2000 to 2005; (4) expand our sales business to meet the increased demand from our customers; (5) grow our portable storage business which is highly complementary to our modular space business; and (6) grow our European business to capitalize on what we believe is an attractive geographic expansion opportunity.

        Our business is subject to numerous risks, which are highlighted in the section entitled "Risk Factors" immediately following this summary. For example, demand from our customers, particularly those in the nonresidential construction industry and the education sector, could be hurt by weak economic conditions. We also face significant competition in the modular and portable space industry from a variety of companies, some of whom have greater financial resources than we do. Moreover, our growth strategy is dependent in part on identifying and completing transactions with attractive acquisition candidates and on expanding into Europe where we will face business, regulatory and other risks that are different than those in North America.

2005 Refinancing Transactions

        We completed our initial public offering of shares of our common stock and received aggregate net proceeds of approximately $223 million in 2005. In connection with our initial public offering:

    •
    Williams Scotsman issued $350 million aggregate principal amount of 8.5% Senior Notes due 2015 (the "Original 8.5% Notes") on September 29, 2005;

    •
    Williams Scotsman repurchased or redeemed all of the $550 million aggregate principal amount of its 9.875% Senior Notes due 2007 (the "9.875% Notes"); and

    •
    Williams Scotsman repurchased $148.2 million aggregate principal amount of its 10.0% Senior Secured Notes due 2008 (the "10.0% Notes").

        In addition, on June 28, 2005, Williams Scotsman entered into a $650 million amended and restated credit facility (the "Amended and Restated Credit Facility") that refinanced or extended the maturity of the indebtedness under its prior credit facility (the "Prior Credit Facility"), lowered our interest costs and amended the restrictive covenants to provide us greater financial and operating flexibility.

        We used the proceeds from the offering of the Original 8.5% Notes, together with the proceeds from our initial public offering and the borrowings under the Amended and Restated Credit Facility, to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes and pay premium costs, accrued interest and transaction fees and expenses. We refer collectively to the transactions described above, including our initial public offering, as the "2005 Refinancing Transactions."

2006 Financing Transactions

        Williams Scotsman has commenced an offering of $100 million aggregate principal amount of additional 8.5% Senior Notes due 2015 (the "Additional 8.5% Notes," and together with the Original 8.5% Notes, the "8.5% Notes"). We intend to use the net proceeds from the offering of the Additional 8.5% Notes to repay a portion of our outstanding indebtedness under the revolving credit facility of our Amended and Restated Credit Facility and related transaction fees and expenses. See "Description of Indebtedness—8.5% Notes."

        In addition, in connection with the offering of the Additional 8.5% Notes, we expect to amend the Amended and Restated Credit Facility to permit the issuance of the Additional 8.5% Notes, to extend the maturity of the Amended and Restated Credit Facility, to lower the applicable margins on the interest rates, to provide for a more favorable borrowing base calculation, to revise the restrictive covenants to grant us greater flexibility to incur debt and make acquisitions and to revise the change of control provision. See "Description of Indebtedness—Amended and Restated Credit Facility."

        We intend to use the net proceeds that we receive in this offering to repay a portion of our outstanding indebtedness under the revolving credit facility of the Amended and Restated Credit Facility and to pay related transaction fees and expenses. See "Use of Proceeds." We refer collectively to the transactions described above, including this offering, as the "2006 Financing Transactions."

Corporate History and Information

        We are a Delaware corporation incorporated in 1993. We are a holding company that conducts substantially all of our business through Williams Scotsman, our principal operating subsidiary. Our principal executive office is located at 8211 Town Center Drive, Baltimore, Maryland 21236. Our telephone number at that address is (410) 931-6000. Our website is www.willscot.com. The information and other content contained on or linked from our website are not part of this prospectus.

        We have significant equity owners, including related parties of The Cypress Group L.L.C. and Keystone Group, L.P. These parties participated in our 1997 recapitalization in which an investor group, which includes related parties of The Cypress Group L.L.C. and Keystone Group, L.P., invested equity of $135.0 million. We acquired Space Master International, Inc., the then third largest company in the U.S. modular space industry, on September 1, 1998, in part, with additional equity of $64.6 million from existing stockholders. We consummated the initial public offering of shares of our common stock in September 2005. As of March 31, 2006, related parties of The Cypress Group L.L.C. and Keystone Group, L.P. beneficially own in the aggregate approximately 48.7% of the outstanding shares of our common stock. Following this offering, these parties will continue to own 34.2% of the outstanding shares of our common stock or 31.7% if the underwriters' over-allotment option is exercised in full (based upon the number of shares outstanding as of March 31, 2006).

The Offering

Common stock outstanding as of March 31, 2006	39,965,141 shares.
Common stock offered by us	2,101,724 shares.
Common stock offered by the selling stockholders	5,254,276 shares.
Common stock to be outstanding immediately after this offering (based on the number of shares outstanding as of March 31, 2006)	42,370,710 shares.
Use of proceeds
We intend to use the net proceeds to us from this offering, the exercise price of the stock options from management selling stockholders, together with the net proceeds from the Additional 8.5% Notes Offering, to repay a portion of our outstanding indebtedness under the Amended and Restated Credit Facility, and pay transaction fees and expenses. We will not receive any of the proceeds from the sale of the shares offered by the selling stockholders. See "Use of Proceeds."
Listing	Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC."
Risk factors
See "Risk Factors" beginning on page 9 and other information included in this prospectus or incorporated herein by reference for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        Unless we specifically state otherwise, the information in this prospectus:

  •
  assumes that the underwriters will not exercise their over-allotment option to purchase up to an additional 1,103,400 shares from the selling stockholders; and

  •
  excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 3,267,589 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2006 and restricted stock units in respect of 16,872 shares of our commmon stock outstanding as of March 31, 2006.

Summary Historical and Unaudited Pro Forma
Consolidated Financial Data

        The following table sets forth our historical consolidated financial and other data for each of the periods indicated. The summary historical consolidated financial and other data set forth below for each of the years in the three-year period ended December 31, 2005 and as of the end of each such year have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and are incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2005. The summary consolidated pro forma income statement and balance sheet data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus and have been prepared to give effect to the 2005 Refinancing Transactions and the 2006 Financing Transactions.

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes and other financial information incorporated herein by reference.

	Year Ended December 31,
	2003	2004	2005
	(dollars in thousands, except per share amounts and average rental rate)
Statement of Operations Data:
Revenues:
Leasing	$213,976	$222,867	$247,713
Sales:
New Units	71,635	86,344	128,244
Rental equipment	20,734	29,355	37,530
Delivery and installation	91,318	116,106	135,715
Other	37,980	43,253	43,256

Total	$435,643	$497,925	$592,458

Gross profit:
Leasing	$119,148	$122,202	$135,167
Sales:
New units	12,224	13,459	22,867
Rental equipment	4,373	6,459	8,621
Delivery and installation	12,462	15,045	19,985
Other	29,706	33,648	31,966

Total	177,913	190,813	218,606

Selling, general and administrative expenses	76,297	83,407	96,968
Other depreciation and amortization	13,869	14,787	16,618
Interest	87,174	92,444	91,203
Loss on early extinguishment of debt	—	—	30,678
Held for sale impairment charge	19,386	—	—

Income (loss) before income taxes	(18,813)	175	(16,861)
Income tax expense (benefit)	(7,131)	3,586	(6,537)

Net income (loss)	$(11,682)	$(3,411)	$(10,324)

Net income (loss) per common share—basic	$(0.50)	$(0.14)	$(0.37)

Net income (loss) per common share—diluted	$(0.50)	$(0.14)	$(0.37)

Pro forma net income(1)(2)			$22,826

Pro forma basic net income per share(2)(3)			$0.76

Pro forma basic diluted net income per share(2)(3)			$0.73

Summary Historical Financial Data

	Year Ended December 31,
	2003	2004	2005
	(dollars in thousands, except average rental rate)
Other Data:
EBITDA (4)	$131,327	$156,294	$174,252
Lease fleet units (end of period)	90,951	95,048	98,184
Average utilization rate (5)	76.6%	79.9%	81.3%
Average rental rate (6)	$250	$250	$263
Capital Expenditures:
Lease fleet (7)	$32,573	$50,512	$102,285
Non-lease fleet	7,632	8,062	12,005
Acquisitions	3,434	49,363	4,631
	Year Ended December 31, 2005
	Historical	Pro Forma
	(in thousands)
Balance Sheet Data:
Rental equipment, net	$944,629	$944,629
Total assets	1,380,620	1,384,720
Revolving credit facility and long-term debt	869,446	825,450
Stockholders' equity	244,741	292,837

(1)
The only differences between historical net income and pro forma net income are tax adjusted interest expense and loss on early extinguishment of debt.

(2)
Based on the application of net proceeds to us of $46.6 million, which is based on an assumed offering price of $23.79 per share, the last reported sale price of our common stock on April 10, 2006 and the exercise price of stock options of approximately $1.5 million from management selling stockholders.

(3)
Unaudited pro forma as adjusted basic and diluted net income per share is computed by dividing unaudited pro forma as adjusted net income by weighted average number of common shares.

(4)
We define EBITDA as earnings before deducting interest, loss on extinguishment of debt, income taxes, depreciation and amortization. We believe that EBITDA provides useful and relevant information to our investors because it is used by our management to evaluate the operating performance of our business and compare our operating performance with that of our competitors. Management also uses EBITDA for planning purposes, including the preparation of annual operating budgets, and to determine appropriate levels of operating and capital investments. We utilize EBITDA as a useful alternative to net income as an indicator of our operating performance. However, EBITDA is not a measure of financial performance under GAAP and EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income. While we believe that some of the items excluded from EBITDA are not indicative of our core operating results, these items do impact our income statement, and management therefore utilizes EBITDA as an operating performance measure in conjunction with GAAP measures such as net income. Because EBITDA excludes some, but not all, items that affect net income, such as loss on extinguishment of debt, and may vary among companies, EBITDA mentioned above may not be comparable to similarly titled measures of other companies.

The table below reconciles EBITDA to net income, the most directly comparable GAAP measure.

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
EBITDA	$131,327	$156,294	$174,252
Less:
Interest expense	87,174	92,444	91,203
Loss on early extinguishment of debt	—	—	30,678
Depreciation and amortization	62,966	63,675	69,232
Income tax provision (benefit)	(7,131)	3,586	(6,537)

Net income (loss)	$(11,682)	$(3,411)	$(10,324)

(5)
Average utilization rate is defined as the average units on rent divided by the average total units in our rental equipment fleet during the applicable period.

(6)
Average rental rate for the indicated period represents the average of the monthly average rental rates in effect for all units on lease outstanding at the end of each month during the period.

(7)
Net capital expenditures for lease fleet represents purchases of units for the lease fleet and other capitalized costs of units, reduced by the proceeds of sales of rental equipment.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and incorporated herein by reference, before investing. Any of the risk factors we describe below could hurt our business, financial condition or operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of the money you pay to buy our common stock. Some of the statements in "Risk Factors" are forward-looking statements. For more information about forward-looking statements, please see "Disclosure Regarding Forward-Looking Statements."

Risks Related to Our Business

General or localized economic downturns or weakness may adversely affect our customers, in particular those in the nonresidential construction industry and the education sector, which may cause the demand for our products and services to decline and therefore harm our revenues and profitability.

        Our revenues are derived from customers who are in industries and businesses that are cyclical in nature and subject to changes in general economic conditions, such as the nonresidential construction industry. In addition, because we conduct our operations in a variety of markets, we are subject to economic conditions in each of these markets. During 2005, we have experienced improvement in the market place; however, prior to 2005, our business was adversely impacted by overall soft economic conditions, which affected our construction customers primarily, and state budget issues in certain parts of the country that have affected our education customers. As a result of this economic downturn, we incurred a net loss of approximately $3.4 million in 2004.

        Although our product, customer, industry and geographic diversity limits our exposure to economic downturns, general economic downturns or localized downturns in markets where we have operations, including any downturns in the construction industry, which constituted approximately 29% of our revenues in 2005, could reduce demand for our products and negatively impact our revenues and profitability. In addition, at the present time we are unable to predict what long-term effect, if any, recent political events, including those relating to, or arising out of the growing threat of terrorism, and their attendant consequences will have on our business. Any of the foregoing economic or political events could negatively affect our industry or industries in which our customers operate, which may cause the demand for our products and services to decline and therefore harm our revenues and profitability.

We face significant competition in the modular and portable space industry, especially from our primary national competitor, which has greater financial resources and pricing flexibility than we do. If we are unable to compete successfully, we could lose customers and our revenues and profitability could decline.

        Although our competition varies significantly by market, the modular space industry, in general, is highly competitive. We compete primarily in terms of product availability, customer service and price. We believe that our reputation for customer service and our ability to offer a wide selection of units suitable for various uses at competitive prices allows us to compete effectively. However, our primary national competitor, GE Capital Modular Space, is less leveraged, has greater market share or product availability in some markets, and has greater financial resources and pricing flexibility than we do. If we are unable to compete successfully, we could lose customers which could reduce our revenues and profitability.

We may not be able to remarket our units effectively should a significant number of our lease units be returned during any short period of time, which could adversely affect our financial performance and our ability to continue expanding our fleet.

        Our typical lease terms, which include contractual provisions requiring customers to retain units on lease for, on average, 15 months, actually have an average lease duration of 27 months. Because our customers generally rent our units for periods longer than the contractual lease terms, 59% of our leases are on a month-to-month basis as of December 31, 2005. In addition, 23% of our leases have contractual lease terms expiring within six months as of December 31, 2005. These aspects of our leasing business have remained generally consistent over the last several years. Should a significant number of our leased units be returned during any short period of time, a large supply of units would need to be remarketed. Our failure to effectively remarket a large influx of units returning from leases could have a material adverse effect on our financial performance and our ability to continue expanding our fleet.

A significant reduction of funding to public schools or contraction of class size reduction programs could cause the demand for our modular classroom units to decline, which, as a result, may reduce our revenues and profitability.

        We generated 28% of our revenues in 2005 from our education customers, which include public school facilities. Funding for public school facilities is derived from a variety of sources including, among other things, various taxes levied to support school operating budgets. Any material interruption of these sources or a lack of fiscal funding could result in a significant reduction of funding to public schools, which may negatively impact the budget of public schools and cause the demand for our modular classroom units to decline. In addition, any contraction or elimination of class size reduction programs could cause the demand for our modular classrooms to decline. Any decline in demand for our modular classrooms may reduce our revenue and profitability.

Certain related parties of The Cypress Group L.L.C. and Keystone Group, L.P. exercise significant influence over us. The interests of these stockholders may conflict with your interests.

        Our large shareholders, which include related parties of The Cypress Group L.L.C. and Keystone Group, L.P. beneficially own in the aggregate approximately 48.7% of our outstanding common stock as of March 31, 2006 and 34.2% of our outstanding common stock after giving effect to this offering (assuming the underwriters do not exercise their over-allotment option and based upon the number of shares outstanding as of March 31, 2006). Accordingly, these parties exercise significant influence over all matters requiring a stockholders' vote, including the composition of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and the approval of mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may conflict with your interests.

Any failure of our management information systems could disrupt our business and result in decreased rental or sale revenues and increased overhead costs, which could negatively impact our profitability.

        We depend on our management information systems to actively manage our lease fleet, control new unit capital spending and provide fleet information, including leasing history, condition, and availability of our units. These functions enhance our ability to optimize fleet utilization, rentability and redeployment. The failure of our management information systems to perform as we anticipate could disrupt our business and could result in, among other things, decreased rental or sales and increased overhead costs, which could negatively impact our profitability.

Federal and state regulations could impose substantial costs and/or restrictions on our operations that could harm our results of operations. If we are unable to pass these increased costs to our customers, our profitability and operating cash flows could be negatively impacted.

        We are subject to various federal, state and local environmental, transportation, health and safety laws and regulations in connection with our operations. Any failure to comply with these laws or regulations could result in capital or operating expenditures or the imposition of severe penalties or restrictions on our operations. In addition, these laws and regulations could change in a manner that materially and adversely affects our ability to conduct our business. More burdensome regulatory requirements in these or other areas may increase our general and administrative costs. If we are unable to pass these increased costs on to our customers, our profitability and operating cash flows could be negatively impacted. See "Business—Regulatory Matters" in our Annual Report on Form 10-K incorporated herein by reference.

Our sale transactions constitute a significant portion of our revenues. The completion of these sale transactions are subject to a number of factors beyond our control. Failure to close our sale transactions as projected could cause our actual revenues or cash flow for a particular quarter or longer period to differ from forecasted estimates.

        Sales of new modular space and portable storage units and rental equipment to customers in 2005, excluding delivery, site work and other ancillary sales revenue, approximated 28% of our total revenue. The completion of sale transactions is subject to certain factors that are beyond our control, including permit requirements and weather conditions. Accordingly, the actual timing of the completion of these transactions may be different from their forecasted schedules. As a result, our actual revenues and cash flow in a particular quarter or over a longer period of time may not consistently correlate to our forecasted estimates. In addition, if we do not accurately forecast our activity, we may improperly plan or budget, which could cause us to violate our debt covenants and harm our liquidity. As a result, we may not be able to take advantage of business and growth opportunities otherwise available to us.

We may not be able to facilitate our growth strategy by identifying or completing transactions with attractive acquisition candidates, which could impair our growth and profitability of our business.

        An important element of our growth strategy is to continue to seek additional businesses to acquire in order to add new customers within our existing markets and expand into new markets. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices, upon advantageous terms and conditions and upon successful integration of the acquired businesses. However, future acquisitions may not be available at advantageous prices or upon favorable terms and conditions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations, that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect, that the acquired businesses may not be integrated successfully and that international acquisitions may strain our management resources. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses. If we are unable to complete attractive acquisitions or integrate acquired businesses, the growth and profitability of our business would be adversely impacted.

European expansion may divert our resources from other aspects of our business, cause us to incur additional debt and require us to comply with different regulations. Failure to manage these economic and regulatory risks may adversely affect our growth in Europe and lead to increased costs.

        Expansion into the European market may require us to make substantial investments, which would divert resources from other aspects of our business. We may also be required to raise additional debt or equity capital to fund our expansion in Europe. In addition, we may incur difficulties in staffing and managing our European operations, and face fluctuations in currency exchange rates, exposure to additional regulatory requirements, including certain trade barriers, changes in political and economic conditions, and exposure to additional and potentially adverse tax regimes. Our success in Europe will depend, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks may adversely affect our growth in Europe and lead to increased administrative costs.

We are a holding company whose only material asset will be the capital stock of Williams Scotsman. We may not have sufficient cash to meet our obligations if Williams Scotsman, our only material source of cash, is not able to generate sufficient earnings or cash flow to pay dividends to us or if Williams Scotsman is prohibited by its debt agreements from paying dividends to us.

        We are a holding company with no material business operations. Our most significant asset is the capital stock of Williams Scotsman. We conduct virtually all of our business operations through Williams Scotsman. Accordingly, our only material sources of cash are dividends or other distributions or payments that are derived from earnings and cash flow generated by Williams Scotsman. Williams Scotsman might not generate sufficient earnings and cash flow to pay dividends or distributions or make payments in the future. In addition, the terms of the Amended and Restated Credit Facility and the indenture governing the 8.5% Notes limit such payments to us. As a result, we may not have sufficient cash to meet our obligations, which could harm our business.

Failure to retain key personnel could impede our ability to execute our business plan and growth strategy and lead to a loss of customers.

        Our continued success will depend largely on the efforts and abilities of our executive officers and certain other key employees. Many of our key executives, including our President and Chief Executive Officer, Mr. Gerard Holthaus, and the executive vice president and eight vice presidents who lead our branch operations, have over 10 years of experience with our company. These officers have knowledge and an understanding of our company and industry that cannot be readily duplicated. There are employment agreements with Gerard Holthaus, Robert Singer, Joseph Donegan, William LeBuhn and John Ross. The loss of any member of our senior management team could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce our revenues, or lead to employee morale problems.

We may be unable to realize the benefits of our net operating loss carryforwards and, as a result, lose our future tax savings, which could have a negative impact on our liquidity.

        Net operating losses ("NOL's") may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. As of December 31, 2005, we had NOL's of approximately $265 million. Based on current federal corporate income tax rates, our NOL's could provide a benefit to us, if fully utilized, of significant future tax savings. However, if we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently. In addition, the U.S. Internal Revenue Service could challenge our calculation of the amount of our NOL's or any deductions or losses included in such calculation, which could reduce our tax benefit. Provisions of the Internal Revenue Code may also limit our ability to carry forward our NOL's to offset taxable income in future years.

A write-off of all or a part of our goodwill would hurt our operating results and reduce our net worth.

        We have significant intangible assets related to goodwill, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. As of December 31, 2005, we had $171.2 million of unamortized goodwill on our balance sheet, which represented 12.4% of our total assets. We are not permitted to amortize goodwill under the U.S. accounting standards and instead are required to review goodwill at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. We determined that goodwill was not impaired for the fiscal year ended December 31, 2005. Although it does not affect our cash flow, a write-off in future periods of all or a part of our goodwill would hurt our operating results and net worth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill Impairment" in our Annual Report on Form 10-K incorporated herein by reference.

We will incur increased costs as a result of recent regulatory initiatives, which may adversely affect our profitability and liquidity.

        As a result of recent regulatory initiatives, we will incur significant additional legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission (the "SEC") and the Nasdaq National Market, have imposed additional reporting and corporate governance practices on public companies. We expect that our legal and financial compliance costs will increase and that a significant portion of management's time will be diverted to comply with these rules. For example, we are evaluating our internal controls systems in accordance with Section 404 of the Sarbanes-Oxley Act. If we do not adequately comply with or implement the requirements of Section 404 in a timely manner, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could harm our business or investors' confidence in our company, and could cause our stock prices to fall. These new rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

Significant increases in raw material costs could increase our operating costs significantly and harm our profitability.

        We purchase raw materials, including lumber, siding and roofing and other products to perform periodic refurbishments to maintain physical conditions of our units. We also maintain a truck fleet to deliver units to and return units from our customers. During periods of rising prices for raw materials or oil, and in particular, when the prices increase rapidly or to levels significantly higher than normal, we may incur significant increases in our operating costs and may not be able to pass price increases through to our customers in a timely manner, which could reduce our profitability.

Failure by third parties to manufacture our products timely or properly may harm our reputation and financial condition.

        We are dependent on third parties to manufacture our products even though we are able to purchase products from a variety of third-party suppliers. Generally, we do not have any long term purchase contracts with any third-party supplier. If these third parties do not timely complete our orders, or do not properly manufacture our products, our reputation and financial condition could be harmed. In addition, we may not be able to negotiate arrangements with these third parties on acceptable terms, if at all.

Risks Related to our Substantial Indebtedness

Our substantial debt could harm our financial health and may otherwise restrict our activities.

        We have a substantial amount of debt. As of December 31, 2005, on a pro forma basis after giving effect to the 2006 Financing Transactions, we would have had approximately $825.5 million of indebtedness. See "Description of Indebtedness."

        Our substantial debt could have important consequences to you. For example, it:

  •
  makes our company more vulnerable to general adverse economic and industry conditions;

  •
  limits our ability to obtain additional financing for future working capital, capital expenditures, strategic acquisitions and other general corporate requirements;

  •
  requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

  •
  limits our flexibility in planning for, or reacting to, changes in our business; and

  •
  places us at a competitive disadvantage compared to any competitors that have less debt.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the 8.5% Notes and the terms of the Amended and Restated Credit Facility permit us to incur a substantial amount of additional debt. As of December 31, 2005, on a pro forma basis after giving effect to the the 2006 Financing Transactions, we would be permitted to borrow an additional $259.4 million of indebtedness under the Amended and Restated Credit Facility. Accordingly, this additional indebtedness could further exacerbate all the risks described above.

A substantial portion of our indebtedness is subject to variable interest rates, which makes us vulnerable to increases in interest rates.

        Our substantial indebtedness exposes us to interest rate increases because a substantial portion of our indebtedness is at variable rates. The interest rates under the Amended and Restated Credit Facility will be reset at varying periods. These periodic adjustments could expose our operating results and cash flows to periodic fluctuations. Our annual debt service obligations will increase by $3.7 million per year for each 1% increase in the average interest rate we pay, based on the balance of variable rate debt outstanding at December 31, 2005, on a pro forma basis after giving effect to the 2006 Financing Transactions.

        We may use interest rate hedging arrangements and swap agreements to limit our exposure to interest rate volatility based upon management's judgment. If we enter into these arrangements, we will incur certain risks, including that our hedging or swap transactions might not achieve the desired effect in eliminating the impact of interest rate fluctuations, or that counterparties may fail to honor their obligations under these arrangements. As a result, these arrangements may not be effective in reducing our exposure to interest rate fluctuations. This could reduce our net income and require us to modify our hedging strategy.

The indenture governing the 8.5% Notes and the terms of the Amended and Restated Credit Facility contain various covenants that limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.

        The indenture governing the 8.5% Notes and the terms of the Amended and Restated Credit Facility contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these agreements include covenants relating to limitations on:

  •
  dividends on, and redemptions and repurchases of, capital stock,

  •
  liens and sale-leaseback transactions,

  •
  loans and investments,

  •
  debt and hedging arrangements,

  •
  mergers, acquisitions and asset sales,

  •
  transactions with affiliates, and

  •
  changes in business activities conducted by us and our subsidiaries.

In addition, the Amended and Restated Credit Facility requires us, under certain circumstances, to maintain certain financial ratios. It also limits our ability to make capital expenditures. See "Description of Indebtedness."

        If we fail to comply with the restrictions of the indenture governing the 8.5% Notes or the terms of the Amended and Restated Credit Facility or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Accordingly, we may not be able to fully repay our debt obligations, if some or all of our debt obligations are accelerated upon an event of default.

Our debt service requires a significant amount of cash. We may not be able to generate sufficient cash flow to meet both our debt obligations and other requirements or obligations. This could lead us to take actions, such as reducing capital expenditures or other investments or asset sales. These actions may limit our flexibility to grow our business and to take advantage of business opportunities.

        To service our debt, we require a significant amount of cash. After giving effect to the 2006 Financing Transactions assuming they had occurred on December 31, 2005 and that the interest rate on our variable rate indebtedness remains unchanged, our debt service requirements for the year ending December 31, 2006 would be approximately $66.2 million. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. Our operating performance, cash flow and capital resources may not be sufficient for payment of our debt in the future. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions, and certain financial, business and other factors, many of which are beyond our control. These factors include, among others:

  •
  economic and competitive conditions affecting the modular and portable space industry;

  •
  operating difficulties, increased operating costs or pricing pressures we may experience; and

  •
  a decline in the resale value of our units.

        At December 31, 2005, on a pro forma basis after giving effect to the 2006 Financing Transactions, the aggregate amount of indebtedness of our company would have been $825.5 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital investments, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, the terms of such transaction may not be satisfactory and such transaction may not be completed in a timely manner. In addition, these actions may limit our flexibility to grow our business and to take advantage of business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" in our Annual Report on Form 10-K incorporated herein by reference.

Risks Related to this Offering

Our stock price may be volatile and you may lose all or part of your investment.

        The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

  •
  our operating performance and the performance of our competitors and other similar companies;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

  •
  changes in general economic conditions;

  •
  the number of shares to be publicly traded after this offering;

  •
  actions of our current stockholders, including sales of common stock by our directors and executive officers and our significant equity owners;

  •
  the arrival or departure of key personnel;

  •
  acquisitions, strategic alliances or joint ventures involving us or our competitors; and

  •
  other developments affecting us, our industry or our competitors.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and these fluctuations could materially reduce our stock price.

Because the public offering price per share is expected to be substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

        The public offering price of the shares of common stock is expected to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock, which would have been $2.83 as of December 31, 2005 after giving effect to the 2006 Financing Transactions. As a result, if we were liquidated for book value immediately following this offering, you would experience immediate and substantial dilution of $20.96 per share of common stock, assuming an offering price of $23.79, the last reported sale price of our common stock on April 10, 2006. Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock. See "Dilution."

Substantial future sales of shares of our common stock in the public market could cause our stock price to fall.

        Based on the number of shares outstanding as of March 31, 2006, upon consummation of this offering, we expect to have outstanding approximately 42,370,710 shares of common stock (or approximately 42,434,519 shares if the underwriters exercise their over-allotment option in full). Of these shares, 24,873,542 shares of common stock (or 25,976,943 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction in the public market, unless held by our affiliates. Following this offering, the holders of approximately 2,819,849 shares of common stock will be entitled to dispose of their shares pursuant to Rule 144(k) under the Securities Act of 1933 (the "Securities Act"). In addition, subject to certain specified restrictions, the holders of approximately 14,677,319 shares of common stock (or 13,637,727 shares if the underwriters exercise their over-allotment option in full) will be entitled to dispose of their shares following the expiration of an initial 90-day "lock-up" period pursuant to the volume and other restrictions of Rule 144. See "Underwriting." We have granted registration rights to our significant stockholders, including related parties of The Cypress Group L.L.C., Keystone Group, L.P. and Odyssey Investment Partners, LLC. These holders have the right subject to some conditions to require us to file registration statements covering approximately 17,226,608 shares of our common stock (or 16,187,016 shares if the underwriters exercise their over-allotment option in full), or to include those shares in registration statements that we may file for ourselves or other stockholders. Following their registration and sale under the applicable registration statement, those shares will become freely tradeable. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. In addition, options to purchase 3,267,589 shares of common stock and restricted stock units in respect of 16,872 shares of common stock, which were issued under our stock award plans, were outstanding as of March 31, 2006. We have filed registration statements under the Securities Act registering approximately 7,147,000 shares of our common stock reserved for issuance under our employee equity award plans. See "Shares Available for Future Sale."

Delaware law and our amended and restated certificate of incorporation and by-laws contain certain anti-takeover provisions that could delay or discourage business combinations and takeover attempts that stockholders may consider favorable.

        Our amended and restated certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party that is opposed by our board of directors. These provisions include a classified board, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders' nominations of directors and proposals of topics for consideration at meetings of stockholders. These provisions may have the effect of delaying or preventing a change of control or changes in management that stockholders consider favorable. Additionally, because we are incorporated in Delaware, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future, which could reduce the market price of our stock. See "Description of Common Stock."

TRADEMARKS

        We own a number of trademarks important to our business, including Williams Scotsman® and Williams Scotsman [and design]®.

INDUSTRY AND MARKET DATA

        Industry data and certain other statistical information used throughout this prospectus or incorporated herein by reference are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above. Although we believe these sources are reliable, we have not independently verified the information provided by such sources.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein include forward-looking statements with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions included or incorporated by reference in this prospectus, the words "anticipates," "believes," "estimates," "seeks," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks discussed in "Risk Factors" as well as risks associated with:

  •
  substantial leverage and our ability to service debt;

  •
  changing market trends in the modular space industry;

  •
  general economic and business conditions including a prolonged or substantial recession;

  •
  our ability to finance fleet and branch expansion and to locate and finance acquisitions;

  •
  our ability to implement our business and growth strategy and maintain and enhance our competitive strengths;

  •
  our ability to obtain financing for general corporate purposes;

  •
  intense industry competition;

  •
  availability of key personnel;

  •
  industry over-capacity; and

  •
  changes in, or the failure to comply with, government regulations.

        As a result of these uncertainties, you should not place undue reliance on these forward-looking statements. All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

2005 REFINANCING TRANSACTIONS

        We consummated our initial public offering of shares of our common stock and received aggregate net proceeds of approximately $223 million in 2005. In connection with our initial public offering:

  •
  Williams Scotsman issued $350 million aggregate principal amount of the Original 8.5% Notes on September 29, 2005.

  •
  Williams Scotsman conducted a tender offer and consent solicitation, whereby it offered to purchase all outstanding 9.875% Notes at a cash purchase price of 100.5% of their principal amount plus accrued and unpaid interest, and the holders of the 9.875% Notes were asked to consent to a supplemental indenture that removed substantially all restrictive covenants relating to the 9.875% Notes. Williams Scotsman executed and delivered the supplemental indenture setting forth the amendments to the indenture governing the 9.875% Notes, which eliminated substantially all of the restrictive covenants of such indenture. On September 29, 2005, in connection with the tender offer for the 9.875% Notes, Williams Scotsman accepted for payment and purchased $521.0 million principal amount of the 9.875% Notes. On October 31, 2005, Williams Scotsman redeemed the remaining outstanding 9.875% Notes in the principal amount of approximately $29.0 million at a redemption price of 100% of the principal amount plus accrued and unpaid interest to October 31, 2005, the redemption date.

  •
  Williams Scotsman conducted a tender offer and consent solicitation, whereby it offered to purchase all outstanding 10.0% Notes at a cash purchase price of 109.522% of their principal amount plus accrued and unpaid interest and the holders of the 10.0% Notes were asked to consent to a supplemental indenture that removed substantially all restrictive covenants relating to the 10.0% Notes. Williams Scotsman executed and delivered a supplemental indenture setting forth the amendments to the indenture governing the 10.0% Notes. On September 29, 2005, in connection with the tender offer for the 10.0% Notes, Williams Scotsman accepted for payment and purchased $148.2 million principal amount of the 10.0% Notes (representing approximately 98.80% of the $150.0 million of aggregate principal amount of 10% Notes originally issued).

        In addition, on June 28, 2005, Williams Scotsman entered into the Amended and Restated Credit Facility that refinanced or extended the maturity of the indebtedness under the Prior Credit Facility, lowered our interest costs and amended the restrictive covenants to provide us greater financial and operating flexibility. The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million. See "Description of Indebtedness—Amended and Restated Credit Facility" for a description of the terms of the Amended and Restated Credit Facility.

        We used the proceeds from the offering of the Original 8.5% Notes, together with the proceeds to us from our initial public offering and the borrowings under the Amended and Restated Credit Facility to repurchase or redeem the 9.875% Notes, repurchase the 10.0% Notes and pay premium costs, accrued interest and transaction fees and expenses.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of 2,101,724 shares of common stock in this offering, after deducting underwriting discounts and commissions, will be approximately $46.6 million, which is based on an assumed offering price of $23.79 per share, the last reported sale price of our common stock on April 10, 2006. If we were to price the offering at $0.50 per share above or below the assumed offering price, we estimate that the foregoing amounts of estimated net proceeds would increase by approximately $1.0 million or decrease by approximately $1.0 million, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We also expect to receive an exercise price of approximately $1.5 million from the management selling stockholders in connection with their exercise of stock options.

        We intend to use the net proceeds from this offering, the exercise price from our management selling stockholders, together with the $95.9 million of net proceeds from the offering of the Additional 8.5% Notes to repay a portion of our outstanding indebtedness under the revolving credit facility of the Amended and Restated Credit Facility and to pay transaction fees and expenses.

        We will not receive any proceeds from the sale of the shares offered by the selling stockholders. In the aggregate, the selling stockholders will receive approximately $118.4 million of the net proceeds of this offering or approximately $143.3 million if the underwriters exercise their over-allotment option in full.

        The following table sets forth estimated sources and uses of funds in connection with this offering and the offering of the Additional 8.5% Notes:

(dollars in thousands)

Sources of Funds
Gross proceeds to us from this offering	$51,471

Gross proceeds from the offering of the Additional 8.5% Notes	$100,000

Total sources	$151,471

Uses of Funds
Repayment of indebtedness under the Amended and Restated Credit Facility(1)	$143,996
Underwriters' discount, transaction fees and expenses(2)	$7,475

Total uses	$151,471

(1)
The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures on June 28, 2010. The maturity of the Amended and Restated Credit Facility is expected to be extended to the fifth anniversary of the effective date of the amendment to the Amended and Restated Credit Facility. Advances under the Amended and Restated Credit Facility are subject to a borrowing base test. On a pro forma basis after giving effect to the 2006 Financing Transactions, as of December 31, 2005, $370.2 million of borrowings under the Amended and Restated Credit Facility would have been outstanding. The indebtedness under the Amended and Restated Credit Facility that would be repaid was used for working capital and other general corporate purposes. See "Description of Indebtedness—Amended and Restated Credit Facility" for further description of the Amended and Restated Credit Facility.

(2)
Includes estimated underwriters' discount, transaction fees and legal, accounting and other costs payable in connection with this offering and the offering of the Additional 8.5% Notes.

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. See also "Description of Common Stock." In addition, the Amended and Restated Credit Facility and the indenture for the 8.5% Notes contain restrictions on the amounts of dividends that Williams Scotsman can pay us.

PRICE RANGE OF COMMON STOCK

        Our common stock has been publicly traded on the Nasdaq National Market under the symbol "WLSC" since September 20, 2005. Prior to that date, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock reported by the Nasdaq National Market.

	Low	High
Year Ended December 31, 2005
Third Quarter 2005	$15.75	$16.11
Fourth Quarter 2005	$14.51	$17.31
Year Ended December 31, 2006
First Quarter 2006	$17.38	$25.05
Second Quarter 2006 (through April 11, 2006)	$23.25	$25.24

        As of March 31, 2006, there were 39,965,141 shares of our common stock issued and outstanding. As of March 6, 2006, we had 129 stockholders of record. On April 11, 2006, the last reported sale price of our common stock on the Nasdaq National Market was $23.72 per share.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2005:

  •
  on an actual basis; and

  •
  on a pro forma basis, after giving effect to the proposed amendment to the Amended and Restated Credit Facility, the receipt of the net proceeds of approximately $95.9 million from the offering of the Additional 8.5% Notes and the net proceeds of approximately $46.6 million from this offering, which is based on an assumed per share price of $23.79 per share, the last reported sale price of our common stock on April 10, 2006, the receipt of the exercise price of stock options of approximately $1.5 million, and the application of the net proceeds described in "Use of Proceeds." If we were to price the offering at $0.50 per share above or below the assumed offering price, we estimate that the foregoing amounts of estimated net proceeds would increase by approximately $1.0 million or decrease by approximately $1.0 million, assuming the total number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with "Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data," "Use of Proceeds" and "Unaudited Pro Forma Condensed Consolidated Financial Statements" included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes and other financial information incorporated herein by reference.

	As of December 31, 2005
	Actual	Pro forma
	(dollars in thousands)
Cash	$469	$469

Indebtedness:
Amended and Restated Credit Facility(1)	$514,150	$370,154
10.0% Notes	1,800	1,800
8.5% Notes(2)	350,000	450,000
Capital leases	3,496	3,496

Total Indebtedness	869,446	825,450

Stockholders' equity:
Common stock (actual, $0.01 par value, authorized 200,000,000 shares, issued 39,271,579 shares; pro forma, $0.01 par value, authorized 200,000,000 shares, issued 41,677,148 shares)	519	542
Additional paid-in capital	471,406	519,479
Retained earnings	51,846	51,846
Accumulated other comprehensive income	16,908	16,908

	540,679	588,775
Less treasury stock—(actual, 12,597,848 common shares; pro forma, 12,597,848 common shares) at cost	(295,938)	(295,938)

Total stockholders' equity	244,741	292,837

Total capitalization	$1,114,187	$1,118,287

(1)
The Amended and Restated Credit Facility consists of a revolving credit facility of $500 million and a term loan of $150 million, each of which matures on June 28, 2010. The maturity of the Amended and Restated Credit Facility is expected to be extended to the fifth anniversary of the effective date of the amendment to the Amended and Restated Credit Facility. Advances under the Amended and Restated Credit Facility are subject to a borrowing base test. See "Description of Other Indebtedness—Amended and Restated Credit Facility" for further description of the Amended and Restated Credit Facility.

(2)
Williams Scotsman issued approximately $350 million aggregate principal amount of Original 8.5% Notes in September 2005. In addition, Williams Scotsman has commenced an offering of $100 million Additional 8.5% Notes. The 8.5% Notes are senior unsecured indebtedness and mature on October 1, 2015. See "Description of Indebtedness—8.5% Notes" for a description of the terms of the 8.5% Notes.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the completion of this offering.

        Our pro forma net tangible book value as of December 31, 2005, after giving effect to the 2006 Financing Transactions other than giving effect to this offering, was $69.7 million, or $1.78 per share of common stock. Net tangible book value per share is determined by dividing tangible stockholders' equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of common stock in this offering and the effect on stockholders' equity (deficit) of this offering and applying our estimated net proceeds, our adjusted pro forma net tangible book value at December 31, 2005 would have been $117.8 million, or $2.83 per share. This represents an immediate increase in net tangible book value of $1.05 per share to our existing stockholders and an immediate dilution of $20.96 per share to new stockholders purchasing shares of common stock in this offering, assuming a purchase price of $23.79 per share, the last reported sale price of our common stock on April 10, 2006. Pro forma net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders. The following table illustrates this dilution per share:

Public offering price per share of common stock		$23.79
Pro forma net tangible book value per share as of December 31, 2005	$1.78
Increase in net tangible book value per share attributable to new investors	$1.05

Pro forma net tangible book value per share after this offering		$2.83

Dilution per share to new investors		$20.96

        The following table summarizes, after giving effect to this offering, as of December 31, 2005, the total number of shares of common stock issued, the total consideration paid and the average price per share paid by our existing shareholders and by new investors.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	39,271,579	94.2%	$453,162,044	88.79%	$11.54
New investors	2,405,569	5.8%	57,228,487	11.21%	$23.79

Total	41,677,148	100.0%	$510,390,531	100.0%

        In addition, as of March 31, 2006 we had outstanding options to purchase 3,267,589 shares of common stock with a weighted average exercise price of $9.89, and restricted stock units in respect of 16,872 shares of our common stock. To the extent any outstanding options are exercised or any additional options or other equity awards are granted and/or exercised, there may be additional economic dilution to new investors.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following tables present our unaudited pro forma condensed consolidated financial information as of December 31, 2005 and for the year ended December 31, 2005.

        The unaudited pro forma financial information gives effect to the following transactions, as applicable:

  •
  the offering of the Original 8.5% Notes;

  •
  entering into the Amended and Restated Credit Facility;

  •
  our initial public offering;

  •
  the application of the net proceeds from the offering of the Original 8.5% Notes, the net proceeds from our initial public offering and the borrowings under the Amended and Restated Credit Facility to refinance a portion of the indebtedness under the Prior Credit Facility, repurchase or redeem all of the 9.875% Notes, repurchase the 10.0% Notes that were tendered in the tender offer therefor, pay redemption or premium costs and payment of interest and transaction fees and expenses in 2005;

  •
  the amendment to the Amended and Restated Credit Facility;

  •
  the offering of the Additional 8.5% Notes and the application of the net proceeds therefrom to repay a portion of the outstanding indebtedness under the Amended and Restated Credit Facility and pay transaction fees and expenses; and

  •
  this offering and the application of net proceeds to us from this offering, the amount of which is based on an assumed offering price of $23.79 per share, the last reported sale price of our common stock on April 10, 2006, to repay a portion of the outstanding indebtedness under the Amended and Restated Credit Facility and pay transaction fees and expenses.

        The unaudited pro forma balance sheet as of December 31, 2005 gives effect to the 2006 Financing Transactions as if they had occurred on December 31, 2005. The unaudited pro forma condensed consolidated statement of operations for year ended December 31, 2005 gives effect to the 2005 Refinancing Transactions and the 2006 Financing Transactions as if they had occurred as of January 1, 2005. On June 28, 2005, we entered into our Amended and Restated Credit Facility. As a result of this transaction, we recorded deferred financing costs of approximately $9.9 million that has been paid as of December 31, 2005. Also, as a result of this transaction, we recorded a charge of $3.2 million net of taxes of $2.0 million related to the write-off of deferred debt financing costs for the year ended December 31, 2005. In addition, on September 29, 2005, we recorded an additional charge of $15.5 million, net of income taxes of $10.0 million, related to the write-off of deferred debt financing costs, prepayment costs, premiums, and unamortized discounts associated with the remaining debt to be extinguished in the 2005 Refinancing Transactions. Because these charges are directly related to the 2005 Refinancing Transactions rather than our continuing operations, we have not given effect to them in the unaudited pro forma condensed consolidated statements of operations.

        Preparation of the pro forma financial information was based on assumptions deemed appropriate by our management. The pro forma information is unaudited and is not necessarily indicative of the results which actually would have occurred if the above transactions had been consummated as described above, nor does it purport to represent the future financial position and results of operations for future periods. The unaudited pro forma financial information should be read in conjunction with "Use of Proceeds" and "Capitalization" included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations", the historical consolidated financial statements and related notes and other financial information incorporated herein by reference.

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
As of December 31, 2005

	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
	(in thousands)
Assets
Cash	$469	$—		$469
Trade accounts receivable, net of allowance for doubtful accounts of $812	94,661	—		94,661
Prepaid expenses and other current assets	46,630	—		46,630
Rental equipment, net of accumulated depreciation of $282,730	944,629	—		944,629
Property and equipment, net	81,177	—		81,177
Deferred financing costs, net	18,042	4,100	(1)	22,142
Goodwill	171,166	—		171,166
Other intangible assets, net	2,369	—		2,369
Other assets	21,477	—		21,477

Total assets	$1,380,620	$4,100		$1,384,720

Liabilities and stockholders' equity
Accounts payable	$60,685	$—		$60,685
Accrued expenses and other current liabilities	41,107	—		41,107
Rents billed in advance	23,621	—		23,621
Revolving credit facility	364,150	(143,996	)(2)	220,154
Long-term debt, net	505,296	100,000	(3)	605,296
Deferred income taxes	141,020	—		141,020

Total liabilities	1,135,879	(43,996)		1,091,883

Stockholders' equity:
Preferred stock, $.01 par value; authorized 20,000,000 shares; no shares issued or outstanding	—	—		—
Common stock, $.01 par value; authorized 200,000,000 shares; issued 51,869,427 shares	519	23	(4)	542
Additional paid-in capital	471,406	48,073	(4)	519,479
Retained earnings	51,846	—		51,846
Accumulated other comprehensive income	16,908	—		16,908

	540,679	48,096		588,755
Less treasury stock—12,597,848 common shares at cost	(295,938)	—		(295,938)

Total stockholders' equity	244,741	48,096		292,837

Total liabilities and stockholders' equity	$1,380,620	$4,100		$1,384,720

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Year ended December 31, 2005
	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
Revenues
Leasing	$247,713	$—		$247,713
Sales:
New units	128,244	—		128,244
Rental equipment	37,530	—		37,530
Delivery and installation	135,715	—		135,715
Other	43,256	—		43,256

Total revenues	592,458	—		592,458

Cost of sales and services
Leasing:
Depreciation and amortization	52,614	$—		$52,614
Other direct leasing costs	59,932	—		59,932
Sales:
New units	105,377	—		105,377
Rental equipment	28,909	—		28,909
Delivery and installation	115,730	—		115,730
Other	11,290	—		11,290

Total costs of sales and services	373,852	—		373,852

Gross profit	218,606	—		218,606

Selling, general and administrative expenses	96,968	—		96,968
Other depreciation and amortization	16,618	—		16,618
Interest expense	91,203	(23,845	)(5)	67,358
Loss on early extinguishment of debt	30,678	(30,678	)(7)	—

Total operating expenses	235,467	(54,523)		180,944

Income (loss) before income taxes	(16,861)	54,523		37,662
Income tax expense (benefit)	(6,537)	(21,373	)(6)	14,836

Net loss	$(10,324)	$33,150	(7)	$22,826

Pro forma basic net income per share(8)				$0.76

Shares used in computing pro forma basic net income per share(8)				30,168,993

Pro forma basic diluted net income per share(8)				$0.73

Shares used in computing pro forma diluted net income per share(8)				31,412,545

Notes to Unaudited Pro Forma
Condensed Consolidated Financial Statements

(1)
Represents the recording of debt issuance costs of approximately $4.1 million related to the 2006 Financing Transactions.

(2)
Represents the repayment of a portion of the outstanding indebtedness under the revolving credit facility using proceeds from the offering of the Additional 8.5% Notes and this offering.

(3)
Represents the indebtedness under the Additional 8.5% Notes.

(4)
Represents the issuance of 2,101,724 shares of common stock for total gross proceeds of $50.0 million, the receipt of the stock option exercise price of approximately $1.5 million from the management selling stockholders, the payment of estimated fees and expenses assumed to be $3.4 million related to this offering, and the application of net proceeds as set forth in "Use of Proceeds."

(5)
Reflects the effect on interest expense from the following debt transactions (in thousands):

Year Ended December 31, 2005
Deductions to historical interest expense:
Pro forma interest expense related to indebtedness repaid or extinguished with proceeds from the offering of the Original 8.5% Notes, the initial public offering and indebtedness under the Amended and Restated Credit Facility	$(22,585)
Pro forma interest expense related to the indebtedness repaid with proceeds from this offering and the 2006 Financing Transactions	(10,080)
Additions to historical interest expense:
Pro forma interest expense on the Additional 8.5% Notes, the proceeds of which were used to repay a portion of the outstanding indebtedness under the existing revolving credit facility	8,250
Pro forma amortization of debt issuance costs on the 2006 Financing Transactions	570

Net pro forma decrease to historical interest expense	$23,845

  Had interest rates been 0.125% higher during the year ended December 31, 2005 the pro forma interest expense would increase by $229.

(6)
The effective tax rate applied to the pro forma adjustments is 39.25%, the combined U.S. statutory Federal and effective state income tax rate at December 31, 2005.

(7)
The above pro forma results do not give effect to the loss related to the debt extinguishment costs including the write-off of deferred financing costs, prepayment costs, premiums and unamortized discounts associated with the 2005 Refinancing Transactions.

(8)
Pro forma basic net income per share is computed by dividing pro forma net income by the pro forma weighted average number of shares outstanding for the period. Pro forma diluted net income per share is computed by dividing net income by the weighted average number of diluted shares outstanding for the period.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of Our Common Stock

        The following table sets forth information as of March 31, 2006, as to the beneficial ownership of shares of our common stock and, after giving effect to this offering, the beneficial ownership of our common stock, in each case, by:

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  our chief executive officer and our four other most highly paid executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  the selling stockholders.

        The number of shares being offered by the selling stockholders and the beneficial ownership of our shares as set forth below is calculated assuming that the underwriters will not exercise their over-allotment option.

        Messrs. Holthaus and LeBuhn will acquire the shares of our common stock offered for sale in this offering through exercising a portion of their stock options prior to the consummation of this offering. Cypress Merchant Banking Partners L.P., Cypress Offshore Partners L.P. and Scotsman Partners, L.P. acquired the shares of our common stock offered for sale in this offering in connection with our 1997 recapitalization. See "Business—History" in our Annual Report on Form 10-K incorporated herein by reference.

	Beneficial Ownership Prior to the Offering			Beneficial Ownership After the Offering
	Common Stock		Number of Shares Being Offered	Common Stock
Name of Beneficial Owner
	Shares	(%)		Shares	(%)
Cypress Merchant Banking Partners L.P.(1)(2) c/o The Cypress Group L.L.C. 65 East 55th Street New York, NY 10022	9,247,081	23.14	2,353,327	6,893,754	16.27
Cypress Offshore Partners L.P.(1)(3) c/o The Cypress Group L.L.C. 65 East 55th Street New York, NY 10022	478,946	1.20	121,889	357,057	0.84
Scotsman Partners, L.P.(4)(5) 201 Main Street Fort Worth, TX 76102	9,726,027	24.34	2,475,216	7,250,811	17.11
ValueAct Capital Master Fund, L.P.(6) 435 Pacific Avenue, Fourth Floor San Francisco, CA 94133	3,900,000	9.76	—	3,900,000	9.20
Odyssey Investment Partners Fund, LP(7) 280 Park Avenue New York, NY 10017	2,724,986	6.81	—	2,724,986	6.43
James N. Alexander(8)(10)	2,812	*	—	2,812	*
Michael F. Finley(9)(10)	8,812	*	—	8,812	*
Steven B. Gruber(8)(10)	2,812	*	—	2,812	*
James L. Singleton(9)(10)	2,812	*	—	2,812	*
James A. Flick, Jr.(10)(11)	7,812	*	—	7,812	*
Stephen A. Van Oss(11)	7,312	*	—	7,312	*

Gerard E. Holthaus(11)(12)(13)	1,009,717	2.48	241,697	768,020	1.79
Robert C. Singer(11)(12)	121,278	*	—	121,278	*
Joseph F. Donegan(11)(12)	311,996	*	—	311,996	*
William C. LeBuhn(11)(12)(14)	244,201	*	62,148	182,053	*
John B. Ross(11)(12)	189,345	*	—	189,345	*
All executive officers and directors as a group (11 persons)	1,908,908	4.59	303,845	1,605,063	3.68

*
Less than 1%.

(1)
Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. (together, "Cypress Stockholders") are controlled by The Cypress Group L.L.C. or affiliates thereof. Cypress Associates L.P. is the general partner of Cypress Offshore Partners L.P. and Cypress Merchant Banking Partners L.P. The Cypress Group L.L.C. is the general partner of Cypress Associates L.P. The Cypress Group L.L.C. and Cypress Associates L.P. may be deemed to be the beneficial owners of the securities beneficially owned by Cypress Offshore Partners L.P. and Cypress Merchant Banking Partners L.P. only to the extent of their pecuniary interest therein. The Cypress Group L.L.C. and Cypress Associates L.P. disclaim any beneficial interests in excess of such amount. Certain executives of The Cypress Group L.L.C., including Mr. Michael Finley, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. Each of such individuals disclaims beneficial ownership of such shares.

(2)
If the underwriters exercise their over-allotment option in full, Cypress Merchant Banking Partners L.P. would offer approximately 2,847,526 shares of our common stock in this offering and would own approximately 6,399,555 shares of common stock after the consummation of this offering, representing approximately 15.08% of our common stock.

(3)
If the underwriters exercise their over-allotment option in full, Cypress Offshore Partners L.P. would offer approximately 147,485 shares of our common stock in this offering and would own approximately 331,461 shares of common stock after the consummation of this offering, representing less than 1% of our common stock.

(4)
Mr. J. Taylor Crandall is the sole stockholder of Group 31, Inc. ("Group 31"), which is the general partner of Scotsman Partners, L.P., a related party to the Keystone Group, L.P. ("Scotsman Partners," together with Cypress Stockholders, comprise the "Investor Stockholders"). Group 31 and Mr. Crandall may be deemed to be the beneficial owner of the securities beneficially owned by Scotsman Partners, L.P. to the extent of his or its pecuniary interest therein. Group 31 and Mr. Crandall disclaim any beneficial interests in excess of such amount. The address of Mr. Crandall and Group 31 is the same as Scotsman Partners. Mr. Crandall is a Managing Partner of Oak Hill Capital Management, Inc. and Oak Hill Capital Management II, LLC.

(5)
If the underwriters exercise their over-allotment option in full, Scotsman Partners would offer approximately 2,995,012 shares of our common stock in this offering and would own approximately 6,731,015 shares of common stock after the consummation of this offering, representing approximately 15.86% of our common stock.

(6)
ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), is a limited partnership organized under the laws of the British Virgin Islands. VA Partners, L.L.C. ("VA Partners") is a Delaware limited liability company, the principal business of which is to serve as the General Partner to

  ValueAct Master Fund. Mr. Jeffrey W. Ubben, Jr., Mr. George F. Hamel, Jr. and Mr. Peter H. Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and such activities constitute their principal occupations. Such information and the number of shares listed in the table are based solely upon the Amendment No. 2 to the Schedule 13D filed with the SEC on November 11, 2005.

(7)
Includes 5,556 shares that are beneficially owned by Odyssey Coinvestors, LLC, an affiliate of Odyssey Investment Partners, LLC (together, "Odyssey Investment Group"). The General Partner of Odyssey Investment Partners Fund, LP is Odyssey Capital Partners, LLC, a Delaware limited liability company (the "General Partner of Odyssey") and the Managing Member of Odyssey Coinvestors, LLC is Odyssey Investment Partners, LLC, a Delaware limited liability company. Odyssey Capital Partners, LLC is the indirect beneficial owner of the securities beneficially owned by Odyssey Investment Partners Fund, LP. Odyssey Investment Partners, LLC is the indirect beneficial owner of the securities beneficially owned by Odyssey Coinvestors, LLC. Stephen Berger, William Hopkins, Brian Kwait and Muzzi Mirza are Managing Members of Odyssey Capital Partners, LLC and Odyssey Investment Partners, LLC, and, in such capacity, may each be deemed to share beneficial ownership of any securities beneficially owned by the General Partner of Odyssey and Odyssey Investment Partners, LLC. Each of Messrs. Berger, Hopkins, Kwait and Mirza disclaims beneficial ownership of such shares.

(8)
Such person's address is c/o Scotsman Partners.

(9)
Such person's address is c/o Cypress Merchant Banking Partners L.P.

(10)
Includes 2,812 restricted stock units.

(11)
Such person's address is c/o the address of the company's principal executive offices.

(12)
Includes 776,298, 121,278, 298,306, 232,792, and 166,148 shares held as options by Messrs. Holthaus, Singer, Donegan, LeBuhn, and Ross, respectively.

(13)
If the underwriters exercise their over-allotment option in full, such person would offer approximately 292,454 shares of our common stock in this offering and would beneficially own approximately 717,262 shares of common stock (including 483,843 options to purchase shares of our common stock) after the consummation of this offering, representing approximately 1.67% of our common stock.

(14)
If the underwriters exercise their over-allotment option in full, such person would offer approximately 75,199 shares of our common stock in this offering and would own approximately 169,002 shares of common stock (including 157,593 options to purchase shares of our common stock) after the consummation of this offering, representing less than 1% of our common stock.

Selling Stockholder Relationships

        Messrs. Holthaus and LeBuhn are our executive officers. Cypress Stockholders and Scotsman Partners are our significant stockholders, owning approximately 24.34% of our outstanding common stock as of March 31, 2006, respectively. Messrs. Gruber and Alexander were initially designated to serve on our board by Scotsman Partners and Messrs. Singleton and Finley were initially designated to serve on our board by Cypress Stockholders.

Stockholders' Agreement

        We, the Investor Stockholders and certain of our officers and employees identified as management stockholders are parties to a Management Stockholders' and Optionholders' Agreement dated as of September 14, 1998 (the "Stockholders' Agreement"). The Stockholders' Agreement was amended on September 23, 2005 prior to consummation of our initial public offering. Except for the registration rights provisions which were amended as described below, all provisions of the Stockholders' Agreement were terminated.

        Under the amended Stockholders' Agreement, if we at any time after an initial public offering propose to register common stock on behalf of the Investor Stockholders, the management stockholders are entitled to piggyback registration rights with respect to such registration unless (i) the common stock held by such management stockholder has been disposed of pursuant to an effective registration statement, (ii) the entire amount of the common stock held by such management stockholder may be sold pursuant to Rule 144(k) or (iii) the common stock held by such management stockholder has ceased to be outstanding. However, the number of shares which may be sold by a management stockholder without the consent of the Investor Stockholders pursuant to any such registration statement may not exceed the product of (A) the total number of shares then beneficially owned by such management stockholder and (B) a fraction, the numerator of which shall be the total number of shares intended to be disposed of by the Investor Stockholders pursuant to such registration statement and the denominator of which shall be the total number of shares then beneficially owned by the Investor Stockholders.

        In connection with the registrations described above, we will indemnify any selling stockholders against certain liabilities, including liabilities under the Securities Act, and we will pay all fees, costs and expenses (except underwriting discounts and selling commissions).

Investor Stockholders Agreement

        On May 22, 1997, we, the Investor Stockholders, and the Odyssey Investment Group, Midocean Capital Partners New US, L.P. and Mr. Barry Gossett (together with their permitted transferees and the Investor Stockholders, the "Participating Stockholders") entered into an investor stockholders agreement, which was subsequently amended on September 1, 1998 (the "Investor Stockholders Agreement").

        Other than the registration rights provisions described below, the Investor Stockholders Agreement was terminated on September 23, 2005 upon consummation of the initial public offering of the shares of our common stock.

        Under the Investor Stockholders Agreement, our principal stockholders are entitled to certain demand and piggyback registration rights. Cypress Stockholders and Scotsman Partners each may demand three registrations, if they own more than 20% of the number of shares that were owned on the effective date of the Investor Stockholders Agreement. Odyssey Investment Group and Barry P. Gossett may demand one registration. We are not required to file a registration statement within 180 days following the effective date of another registration statement in which all Participating Stockholders are entitled to include their securities.

        The non-requesting Participating Stockholders are entitled to piggyback registration rights with respect to any registration request made by the requesting Participating Stockholders. If the registration requested by a Participating Stockholder is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would adversely affect the success of the offering, the number of shares included in the offering shall be reduced pro rata among all Participating Stockholders in the proportion that the number of securities sought to be registered by each Participating Stockholder bears to the total number of securities sought to be registered by all Participating Stockholders; provided that, if the requesting Participating Stockholder is not able to sell at least 50% of the securities it requests to be registered, then this Participating Stockholder will have the right to request one more registration.

        The Participating Stockholders are entitled to piggyback registration rights with respect to a registration initiated by us. If we initiate a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would adversely affect the success of the offering, then the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for our own account; and (ii) second, shares requested to be included by the Participating Stockholders, pro rata among the Participating Stockholders in the proportion that the number of securities sought to be registered by each Participating Stockholder bears to the total number of securities sought to be registered by all Participating Stockholders. In connection with the registrations described above, we will indemnify any selling stockholders against certain liabilities, including liabilities under the Securities Act, and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions).

        In connection with this offering, the Cypress Stockholders and Scotsman Partners exercised their piggyback registration rights under the Investor Stockholders' Agreement and Messrs. Holthaus and LeBuhn exercised their piggyback registration rights under the Stockholders' Agreement.

Oak Hill Securities Accounts

        In addition, we expect that certain accounts managed by Oak Hill Advisors, L.P. and its affiliates, which we refer to as the Oak Hill Securities Accounts, will purchase a portion of the Additional 8.5% Notes at a discount from the applicable offering price. The Oak Hill Securities Accounts acquire and actively manage a diverse portfolio of investments. The Oak Hill Securities Accounts are lenders under the Amended and Restated Credit Facility. The principals of the Oak Hill Securities Accounts are associated with Oak Hill Capital Management, Inc., Oak Hill Capital Management II, LLC and Keystone Group, L.P. Keystone Group, L.P. is a limited partner of Scotsman Partners. Two of our directors are officers of Keystone Group, L.P.

Other Relationships

        For a description of other relationships with the selling stockholders, please see "Certain Relationships and Related Transactions" and "Compensation Committee Interlocks and Insider Participation" in our Proxy Statement incorporated herein by reference.

DESCRIPTION OF INDEBTEDNESS

Amended and Restated Credit Facility

        Williams Scotsman entered into an amended and restated credit agreement with a syndicate of lenders on June 28, 2005 as part of the Amended and Restated Credit Facility. Bank of America, N.A. is the administrative agent. Banc of America Securities LLC and Deutsche Banc Securities Inc. are the co-lead arrangers and joint book runners. Deutsche Bank Trust Company Americas is the syndication agent. Bank of America, N.A. is the collateral agent under the amended and restated credit agreement. We expect to amend the amended and restated credit agreement to permit the issuance of Additional 8.5% Notes, to extend the maturity of the Amended and Restated Credit Facility, to lower the applicable margins on the interest rates, to provide for a more favorable borrowing base calculation, to revise the restrictive covenants to grant us greater flexibility to incur debt and make acquisitions and revise the change of control provision.

Structure

        The Amended and Restated Credit Facility consists of (a) a revolving credit facility of $500 million, including a sub-limit of $80 million for letters of credit (letters of credit are 100% reserved against borrowing availability under the Amended and Restated Credit Facility) and (b) a term loan of $150 million. Advances under the Amended and Restated Credit Facility are limited by a borrowing base formula consisting of a percentage of eligible accounts receivable, plus a percentage of eligible rental equipment, less certain reserves and other amounts. The Amended and Restated Credit Facility is expected to be amended to provide for a more favorable borrowing base calculation. As of December 31, 2005, $150.0 million was outstanding under the term loan and approximately $364.1 million was outstanding under the revolving credit facility. On a pro forma basis, as of December 31, 2005, $370.2 million of the borrowings under our Amended and Restated Credit Facility would have been outstanding following the 2006 Financing Transactions.

        The revolving credit facility may be used to issue standby or commercial letters of credit, and for general corporate and working capital needs.

Interest and Expenses

        Borrowings under the Amended and Restated Credit Facility initially bear interest at the borrower's option at the Eurodollar rate plus 2.50% or a base rate plus 1.00%. As of December 31, 2005, the interest rate in effect was 6.43% for the Eurodollar loan and 8.0% for the base rate loan. The combined weighted average rate was 6.45%. The interest rate margin is subject to pricing adjustments based on excess availability and a ratio of total funded debt to EBITDA. The unused portion of the Amended and Restated Credit Facility is subject to a per annum fee equal to 0.375% if the average revolving credit facility usage is less than 50% or 0.250% if the average revolving credit facility usage is equal to or greater than 50%.

        We expect that as of the effective date of the amendment to the Amended and Restated Credit Facility, the Amended and Restated Credit Facility will bear interest at the borrower's option at the Eurodollar rate plus 2.0% or at a base rate plus 0.50% and thereafter subject to adjustments based upon excess availability and ratio of total funded debt to EBITDA. The per annum fee on the unused portion of the Amended and Restated Credit Facility is expected to be reduced to 0.30% if the average revolving credit facility usage is less than 50.0%.

        In connection with the Amended and Restated Credit Facility, Williams Scotsman is required to pay administrative fees, commitment fees and certain expenses and to provide certain indemnities, all of which we believe are customary for financings of this type.

Maturity

        The Amended and Restated Credit Facility currently matures on June 28, 2005. The maturity of the Amended and Restated Credit Facility is expected to be extended to the fifth anniversary of the effective date of the amendment to the Amended and Restated Credit Facility.

Security and Guarantees

        We and Williams Scotsman's existing, and future domestic subsidiaries and its Canadian subsidiary have unconditionally guaranteed the repayment of the Amended and Restated Credit Facility, obligations under any hedging arrangement entered into with a lender or an affiliate of a lender and certain other obligations. The Amended and Restated Credit Facility and the guarantees are secured by substantially all of the tangible and intangible assets of the borrower and each of the guarantors under the Amended and Restated Credit Facility, with certain exceptions.

Covenants

        The amended and restated credit agreement contains affirmative and negative covenants customary for such financings. The amended and restated credit agreement includes covenants relating to limitations on, among other things:

  •
  dividends on, and redemptions and repurchases of, capital stock;

  •
  liens and sale-leaseback transactions;

  •
  loans and investments;

  •
  debt and hedging arrangements;

  •
  mergers, acquisitions and asset sales;

  •
  transactions with affiliates;

  •
  capital expenditures; and

  •
  changes in business activities conducted by us.

We expect to amend the restrictive covenants to grant us greater flexibility to incur debt and make acquisitions. In addition, the definition of change of control will be amended to provide that, among other things, a change of control of the company will be triggered if (i) certain existing investor stockholders (Cypress Merchant Banking Partners L.P., Cypress Offshore Partners L.P., Scotsman Partners, L.P., Odyssey Investment Partners Fund, LP and certain related parties) hold less than 20% (compared with 25% in the current Amended and Restated Credit Facility) of the economic and voting interest in our common stock at any time or (ii) if such existing investor stockholders hold less than 25% (compared with 35% in the current Amended and Restated Credit Facility) of the economic and voting interest in our common stock and a third party or group holds greater economic or voting interest in our common stock than such investor stockholders.

Financial Covenants

        If Williams Scotsman does not meet certain excess availability requirements, it will be required to comply with a senior secured leverage ratio, a consolidated interest coverage ratio and a minimum utilization test, as described below. As of March 31, 2006, Williams Scotsman met the excess availability requirement and did not have to comply with the financial covenants.

  •
  Williams Scotsman will not permit the senior secured leverage ratio for any "test period" ended on or prior to December 31, 2006 to be greater than 3.75 to 1.0, and for any test period ended after December 31, 2006 to be greater than 3.5 to 1.0.

  •
  Williams Scotsman will not permit the consolidated interest coverage ratio for any test period ended on or prior to September 30, 2006 to be less than 1.70 to 1.0, and 2.00 to 1.0 thereafter.

  •
  Williams Scotsman will not permit the utilization of its rental equipment for any period of thirteen consecutive months to be less than 73%.

        "Test Period" means each period of four consecutive fiscal quarters of Williams Scotsman (taken as one accounting period) ending on each of (i) the last day of the fiscal quarter of Williams Scotsman most recently ended prior to the date excess availability under the revolving credit facility is less than $75.0 million for three consecutive business days or is less than $70.0 million at any time and for which financial statements for Williams Scotsman and its consolidated subsidiaries have been delivered as required by the amended and restated credit agreement and (ii) the last day of each fiscal quarter of Williams Scotsman after the fiscal quarter referred to in clause (i) ending prior to or during the period in which Williams Scotsman is required to comply with the financial covenants.

        Williams Scotsman International and its subsidiaries (excluding Williams Scotsman and its subsidiaries) will not be subject to many of the affirmative and negative covenants in the amended and restated credit agreement so long as Williams Scotsman International is a holding company and meets certain other conditions specified in the credit agreement.

Events of Default

        The amended and restated credit agreement contains events of default, including, but not limited to:

  •
  nonpayment of principal, interest, fees or other amounts when due;

  •
  violation of covenants;

  •
  failure of any representation or warranty to be true in all material respects when made or deemed made;

  •
  cross acceleration and cross default;

  •
  change of control;

  •
  bankruptcy events;

  •
  material judgments; and

  •
  actual or asserted invalidity of the guarantees or security documents.

        Some of these events of default allow for grace periods and materiality concepts.

10.0% Notes

        The 10.0% Notes were issued by Williams Scotsman in August 2003. The 10.0% Notes are fully and unconditionally guaranteed on a senior secured second lien basis by the following 100% owned subsidiaries of Williams Scotsman: Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot Equipment, LLC, also a 100% owned subsidiary of Williams Scotsman, has fully and unconditionally guaranteed the senior secured notes on a subordinated secured second lien basis. These 100% owned subsidiaries of Williams Scotsman act as joint and several guarantors of the 10.0% Notes. The 10.0% Notes are due August 15, 2008 with interest payable semi-annually on February 15 and August 15 of each year. On August 15, 2006, the 10.0% Notes will become redeemable at our option at a redemption price of 105.0% of the principal amount thereof plus accrued interest during the 12 month period beginning August 15, 2006 and 102.5% of the principal amount thereof plus accrued interest beginning August 15, 2007. As part of the 2005 Refinancing Transactions, Williams Scotsman conducted a tender offer and consent solicitation, whereby it offered to purchase all outstanding 10.0% Notes at a cash purchase price of 109.522% of the principal amount plus accrued and unpaid interest and the holders of the 10.0% Notes were asked to consent to a supplemental indenture, which removed substantially all restrictive covenants relating to the 10.0% Notes. Williams Scotsman executed and delivered a supplemental indenture setting forth the amendments to the indenture governing the 10.0% Notes, which eliminated substantially all of the restrictive covenants of such indenture. On September 29, 2005, in connection with the tender offer for the 10.0% Notes, Williams Scotsman accepted for payment and purchased $148.2 million principal amount of the 10.0% Notes (representing approximately 98.80% of the $150.0 million of aggregate principal amount of 10.0% Notes originally issued). As of December 31, 2005, $1.8 million principal amount of the 10.0% Notes remained outstanding.

8.5% Notes

        On September 29, 2005, Williams Scotsman issued $350.0 million aggregate principal amount of the Original 8.5% Notes. Williams Scotsman has commenced an offering of $100 million aggregate principal amount of the Additional 8.5% Notes. The Additional 8.5% Notes will have substantially the same terms as the Original 8.5% Notes and will be treated as one class under the indenture with the Original 8.5% Notes. The Original 8.5% Notes are fully and unconditionally guaranteed on a senior unsecured basis by us and by the following 100% owned subsidiaries of Williams Scotsman: Space Master International, Inc., Evergreen Mobile Company, Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. Willscot Equipment, LLC, a 100% owned subsidiary of Williams Scotsman, has fully and unconditionally guaranteed the 8.5% Notes on a subordinated basis. None of the foreign subsidiaries of Williams Scotsman (other than the Canadian subsidiary) guarantee the 8.5% Notes. The 8.5% Notes are due on October 1, 2015, with interest payable semi-annually on April 1 and October 1 of each year.

        On October 1, 2010, the 8.5% Notes will become redeemable at our option, at a redemption price of 104.25% of the principal amount during the 12 month period beginning October 1, 2010 declining ratably to 100.0% on October 1, 2013, plus accrued and unpaid interest to the redemption date.

        If there is a change of control (as defined in the indenture governing the 8.5% Notes), Williams Scotsman will offer to purchase the 8.5% Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date, if any. Upon the events of certain asset sales, Williams Scotsman may also be required to offer to purchase all or a portion of the 8.5% Notes with certain net proceeds of such sales.

        The indenture governing the 8.5% Notes contains covenants that limit Williams Scotsman's ability and that of its restricted subsidiaries' to:

  •
  incur additional indebtedness;

  •
  pay dividends or distributions on, or redeem, repurchase or retire its capital stock or subordinated indebtedness;

  •
  make certain investments;

  •
  create restrictions on the payment of dividends or other amounts to it from its restricted subsidiaries;

  •
  engage in certain transactions with affiliates;

  •
  sell assets, including capital stock of its subsidiaries; and

  •
  consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2006:

  •
  of the 200,000,000 authorized shares of common stock, 39,965,141 shares were issued and outstanding; and

  •
  no shares of our preferred stock were outstanding.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

        We are authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our amended and restated certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors also is authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Amended and Restated Certificate of Incorporation, By-Law and Statutory Provisions

        The provisions of our amended and restated certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors' Liability; Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

  •
  for any breach of the duty of loyalty,

  •
  for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,

  •
  for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases or stock redemptions), or

  •
  for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The provisions do not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Special Meetings of Stockholders

        Our amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders. Business transacted at any special meeting of stockholders will be limited to the purpose stated in the notice.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws establish advance notice procedures for:

  •
  stockholders to nominate candidates for election as a director, and

  •
  stockholders to propose topics for consideration at stockholders' meetings.

        Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year's annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure.

Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year's annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the tenth day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

        Our board is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

        Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

        Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least two thirds (66 2/3%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our amended and restated certificate of incorporation:

  •
  the provisions relating to our classified board of directors,

  •
  the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the provisions relating to the removal of directors,

  •
  the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our amended and restated articles of incorporation and for the adoption, amendment or repeal of our amended and restated by-laws, and

  •
  the provisions relating to special stockholder meetings and the restrictions on stockholder actions by written consent.

        In addition, the board of directors is permitted to alter our amended and restated by-laws without obtaining stockholder approval and a 66 2/3% stockholder vote is required for any amendment to our amended and restated by-laws by the stockholders.

Anti-Takeover Provisions of Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, NJ 07016 and its telephone number is (908) 497-2300.

Nasdaq National Market Quotation

        Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC."

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See "Risk Factors—Risks Related to this Offering—Substantial future sales of shares of our common stock in the public market could cause our stock price to fall."

Sale of Restricted Shares

        Based upon the number of shares outstanding as of March 31, 2006, upon consummation of this offering, we expect to have approximately 42,370,710 shares outstanding (or approximately 42,434,519 shares if the underwriters exercise their over-allotment option in full), excluding 3,267,589 shares underlying outstanding options. Of these shares, 24,873,542 shares (or 25,976,943 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any such shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 18,439,657 of our outstanding shares of common stock (or 17,400,065 shares if the underwriters exercise their over-allotment option in full) will be deemed "restricted securities," as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company.

Rule 144(k)

        Under Rule 144(k) under the Securities Act, any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell these shares without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144.

Rule 701

        Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of

Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options and Equity Awards

        On September 21, 2005, we filed registration statements on Form S-8 to register approximately 7,147,000 shares of our common stock reserved for issuance under our option plans and arrangements. We also granted equity awards in connection with our initial public offering. All of the shares of our common stock issuable upon the exercise of options under our stock option plans and arrangements are and will be freely tradable after effectiveness of the registration statements on Form S-8 without restrictions under the Securities Act, except to the extent that the shares are held by an "affiliate" of ours or subject to other contractual restrictions.

Lock-up Agreements

        We, our executive officers and directors and the selling stockholders have entered into lock-up agreements under which we and they will not offer, sell, dispose of or hedge any shares of our capital stock or securities convertible into or exchangeable for shares of our capital stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. and approval from our board of directors.

Registration Rights

        We have granted our principal stockholders certain demand and piggyback registration rights. Cypress Stockholders may demand three registrations, Scotsman Partners may demand three registrations and Odyssey Investment Group and Barry P. Gossett may demand one registration, subject to certain restrictions. For more information, see "Principal and Selling Stockholders—Selling Stockholder Relationships."

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion summarizes the material U.S. federal income tax and estate tax consequences of the ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that is a non-U.S. holder as we define that term below. This discussion is based on the Code, administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service ("IRS") or opinion of counsel with respect to the tax consequences discussed in this offering circular. Consequently, the IRS may disagree with or challenge any of the tax consequences discussed in this offering circular.

        The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a non-U.S. holder in light of such holder's particular circumstances and only addresses non-U.S. holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding common stock in connection with a hedging transaction, "straddle," conversion transaction or a synthetic security or other integrated transaction, holders subject to special U.S. federal income tax rules (such as "passive foreign investment companies" and "controlled foreign corporations") or holders whose "functional currency" is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to non-U.S. holders of our common stock. We urge you to consult your own tax advisor concerning the U.S. federal, state or local income tax and federal, state or local estate tax consequences of your ownership and disposition of our common stock in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction or under any applicable tax treaty.

        As used in this discussion, a "non-U.S. holder" means a beneficial owner of shares of common stock who is, for U.S. tax purposes:

  •
  a non-resident alien individual other than certain former citizens and residents of the United States subject to tax as expatriates,

  •
  a foreign corporation, or

  •
  a foreign estate or trust.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass-through entity that is considering holding our common stock, you should consult your tax advisor.

Payment of Dividends

        We do not presently anticipate paying cash dividends on shares of our common stock. For more information, please see "Dividend Policy." If dividends are paid on shares of our common stock, however, these dividends will generally be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable income tax treaty if we have received proper certification of the application of that income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the U.S., are not subject to U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax, provided that the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or any lower rate as may be specified in an applicable income tax treaty.

Sale or Exchange

        A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of shares of common stock unless any one of the following is true:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if an applicable tax treaty applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the U.S., in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation,

  •
  the non-U.S. holder, who is an individual, is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition and some additional conditions are met, or

  •
  the Foreign Investment in Real Property Tax Act, or "FIRPTA," rules apply because: (i) our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock and (ii) assuming that our common stock constitutes a U.S. real property interest and is regularly traded on an established securities market for tax purposes, you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

        We believe that we are not currently and do not anticipate becoming a U.S. real property holding corporation. However, since the determination of U.S. real property holding corporation status in the future will be based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, we may become a U.S. real property holding corporation in the future.

        Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains, including gains from the sale of shares of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons. In addition, if any of this gain is taxable because the FIRPTA rules apply, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

Federal Estate Tax

        Shares of common stock owned or treated as owned by an individual non-U.S. holder will be included in that non-U.S. holder's estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Under U.S. Treasury Regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established.

        The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding, currently at a rate of 28%.

        The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder in accordance with applicable U.S. Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the United States, unless some conditions are met, the proceeds from that disposition generally will be reported to the IRS, but not reduced by backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations.

        Each prospective purchaser is urged to consult its tax advisor with respect to the U.S. federal income tax and federal estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

UNDERWRITING

        Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. are acting as joint book running managers of the offering. Robert W. Baird & Co. Incorporated and Deutsche Bank Securities Inc. are acting as joint lead managers of the offering and together with Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
CIBC World Markets Corp.
Lehman Brothers Inc.
Robert W. Baird & Co. Incorporated
Deutsche Bank Securities Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $          per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $        per share on sales to other dealers. Citigroup Global Markets Inc., CIBC World Markets Corp., Lehman Brothers Inc., Robert W. Baird & Co. Incorporated and Deutsche Bank Securities Inc. have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our executive officers and directors, and the selling stockholders have agreed that, for a period that is 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc., and with the approval of our board of directors, dispose of or hedge any shares of our capital stock or any securities convertible into or exchangeable for our capital stock, subject to specified exceptions, including (i) disposals by us of shares of our capital stock or securities convertible into or exercisable or exchangeable for such capital stock as payment of any part of the purchase price for the acquisition by us of a business or assets ("Acquisition Securities") provided that, in the aggregate, such Acquisition Securities shall not exceed 10% of outstanding capital stock immediately prior to such acquisition and the recipient of any such Acquisition Securities agrees to be bound by the lock-up agreement and (ii) direct or indirect offers, sales, agreements to offer or sell, solicitations of offers to purchase, swaps, or other disposals of or transactions in securities subject to these lock-up agreements by our executive officers under their existing written trading plans established under Rule 10b5-1 of the Exchange Act of 1934. Citigroup Global Markets Inc., CIBC World Markets Corp. and Lehman Brothers Inc. may

release any of the securities subject to these lock-up agreements in their sole discretion at any time. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours. However, notwithstanding such releases, our board of directors may withhold approval of any sale during the lockup period.

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares of common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of the shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, are authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

        Our common stock is quoted on the Nasdaq National Market under the symbol "WLSC."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Williams Scotsman International, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In connection with the offering, Citigroup Global Markets Inc. on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limited is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be $                  . The selling stockholders will not pay any expenses related to this offering other than the underwriting discounts and commission relating to the sale of their respective shares.

        Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. The underwriters of this offering have acted as the underwriters of the initial public offering of shares of our common stock. Deutsche Bank Securities Inc. acts as a co-lead arranger and joint book runner under the Amended and Restated Credit Facility. Affiliates of CIBC World Markets Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Lehman Brothers Inc. are lenders under the Amended and Restated Credit Facility and will receive a portion of the net proceeds from this offering as such proceeds will be used to repay a portion of the outstanding indebtedness under the Amended and Restated Credit Facility. Deutsche Bank Securities, Inc., Citigroup Global Markets Inc. and Lehman Brothers Inc. acted as joint book-running managers for the offering of the Original 8.5% Notes and Deutsche Bank Securities acts as a book-runner for the Additional 8.5% Notes. CIBC World Markets Corp. acted as co-manager for the offering of the Original 8.5% Notes and Lehman Brothers Inc. acts as co-manager of the Additional 8.5% Notes. Deutsche Bank Securities, Inc. acted as the dealer manager in connection with the tender offer and consent solicitation for the 9.875% Notes and the 10.0% Notes in the 2005 Refinancing Transactions.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass upon the validity of the common stock offered in this prospectus. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon the validity of the common stock for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented Scotsman Partners, L.P. and its related parties from time to time.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

        We are subject to the informational requirements of the Exchange Act of 1934, and file reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 to register this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and our securities, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

        You should rely only upon the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than that on the front cover of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents:

  •
  our annual report on Form 10-K for the year ended December 31, 2005, filed on March 17, 2006; and

  •
  our Proxy Statement relating to the annual meeting to be held on April 27, 2006, filed on April 3, 2006 (other than the portions of such Proxy Statement that are furnished rather than filed under the Exchange Act of 1934).

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports that has been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephone us at the following address or phone number:

Williams Scotsman International, Inc.
8211 Town Center Drive
Baltimore, Maryland 21236
Attention: General Counsel
Telephone (410) 931-6000.

        These documents may also be accessed through out internet web sit at www.willscot.com or as described under "Available Information" above. The information and other content contained on or linked from our internet website are not part of this prospectus.

7,356,000 Shares

Williams Scotsman International, Inc.

P R O S P E C T U S

                        , 2006

Citigroup
CIBC World Markets
Lehman Brothers
Robert W. Baird & Co.
Deutsche Bank Securities

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

        The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$21,507
NASD fee	*
Nasdaq National Market listing fees	*
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

TOTAL	*

*
To be filed by amendment.

        We are required to bear all fees, costs and expenses (except underwriting discounts and selling commissions) in connection with this offering.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Our amended and restated certificate of incorporation provides that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was at any time a director or officer of the corporation or, while a director or officer of the corporation, is or was at any time serving at the written request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person; provided, however, that we shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the commencement of such proceeding (or part thereof) was authorized by our board of directors.

        Section 102 of the DGCL permits the limitation of directors' personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

        Our amended and restated certificate of incorporation limits the personal liability of our directors to the fullest extent permitted by section 102 of the DGCL.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We maintain directors' and officers' liability insurance for our officers and directors.

        The Underwriting Agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless Williams Scotsman International, Inc., each of our directors, each of our officers who signs the registration statement, and each person who controls Williams Scotsman International, Inc. within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to Williams Scotsman International, Inc. by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

        The Investor Stockholders Agreement and the Management Stockholders' and Optionholders' Agreement also provide that the selling stockholders are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to Exhibits 10.2, 10.3, 10.4 and 10.5 to this registration statement.

Item 15.    Recent Sales of Unregistered Securities.

        The following relates to sale of securities that have occurred in the last three years that have not been registered under the Securities Act:

          (a)   We issued options to purchase a total of 747,099 shares of our common stock in 2003, 269,442 shares of our common stock in 2004 and 173,987 shares of our common stock in 2005 to employees, executive officers and directors under our stock option plans, as described below. All of these issuances were effected without registration under the Securities Act in reliance upon the exemption provided pursuant to Rule 701 of the Securities Act.

Date of Grant	Number of Options	Exercise Price
January 2, 2003	771,056	$13.32
May 5, 2004	269,426	$13.32
March 25, 2005	173,987	$14.86

          (b)   On September 29, 2005, Williams Scotsman sold $350,000,000 aggregate principal amount of its 8 1/2% Senior Notes due 2015 (the "Original 8.5% Notes") to several initial purchasers led by Deutsche Bank Securities (collectively, the "Initial Purchasers"). We have guaranteed such notes on a senior unsecured basis. These securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act. The Initial Purchasers of the Original 8.5% Notes subsequently resold the Original 8.5% Notes to qualified institutional buyers and non-U.S. persons pursuant to Rule 144A and Regulation S under the Securities Act, respectively.

Item 16.    Exhibits and Financial Statement Schedules

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
3.1
Amended and Restated Certificate of Incorporation of Williams Scotsman International, Inc. (Incorporated by reference to Exhibit 3.1 of the Form 8-K filed on October 4, 2005)(Commission file no. 000-51521).
3.2	Amended and Restated By-laws of Williams Scotsman International, Inc. (Incorporated by reference to Exhibit 3.2 of the Form 8-K filed on September 23, 2005) (Commission file no. 000-51521).
4.1	Form of Specimen Common Stock Certificate of the Company. (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 filed on July 8, 2005) (Commission File no. 333-124459).
4.2	Indenture, dated as of September 29, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc. Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. as Guarantors, Willscot Equipment, LLC, as Subordinated Guarantor and The Bank of New York as Trustee, including exhibits thereto, the form of the initial note and the form of the exchange note. (Incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
4.3	Registration Rights Agreement, dated as of September 29, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc. Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc., Willscot Equipment, LLC, and Deutsche Bank Securities Inc. (Incorporated by reference to Exhibit 4.8 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
4.4	Consent Letter of Williams Scotsman International, Inc. (Incorporated by reference to Exhibit 4.4 of the Company's Annual report on Form 10-K for the year ended December 31, 2005).
5.1**	Legal Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
10.1	Williams Scotsman International, Inc. 2005 Omnibus Award Plan. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on September 12, 2005) (Commission file no. 333-124459).
10.2	Investor Stockholders Agreement, dated as of May 22, 1997, among the Company, Scotsman Partners, L.P., Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Barry P. Gossett, BT Investment Partners, Inc. and certain other stockholders. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s Registration Statement on Form S-4) (Commission file no. 333-30753).
10.3	Amendment No. 1 to Investor Stockholders Agreement, dated as of September 1, 1998, among the Company, Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Scotsman Partners, L.P., Barry P. Gossett, and BT Investment Partners, Inc. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s 1998 Form 10-K).

10.4	Management Stockholders' and Optionholders' Agreement, dated as of September 14, 1998, among the Company, Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Scotsman Partners, L.P., and certain management stockholders of the Company. (Incorporated by reference to Exhibit 10.4 of Williams Scotsman, Inc. annual report on Form 10-K for the year ended December 31, 1998).
10.5	Amendment No. 1 to Management Stockholders' and Optionholders' Agreement, dated as of September 23, 2005, among the Company, Cypress Merchant Banking Partners L.P., Cypress Offshore Partners, L.P., Scotsman Partners, L.P. and certain management stockholders of the Company. (Incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.6	Williams Scotsman, Inc. Executive Deferred Compensation Plan. | (Incorporated by reference to Exhibit 10.6 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on July 8, 2005) (Commission file no. 333-124459).
10.7	Scotsman Holdings, Inc. 1994 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.11 of the Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1994).
10.8	Scotsman Holdings, Inc. Amended and Restated 1997 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.7 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1998).
10.9	Credit Agreement, dated as of March 26, 2002, by and among Williams Scotsman International, Inc., Williams Scotsman, Inc., various financial institutions named therein, Bankers Trust Company, as administrative agent, Fleet Capital Corporation and Congress Financial Corporation as Co-Syndication Agents, Bank of America, N.A. and GMAC Business Credit, LLC as Co-Documentation Agents, and Deutsche Banc Alex. Brown Inc. as Sole Lead Arranger and Sole Book Manager. (Incorporated by reference to Exhibit 10.1 to Williams Scotsman, Inc.'s Registration Statement on Form S-4) (Commission file no. 333-86482).
10.10	First Amendment dated as of February 27, 2003 among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
10.11	Second Amendment dated as of August 11, 2003, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman, Inc.'s current report on Form 8-K dated August 27, 2003).
10.12	Third Amendment dated as of December 22, 2003, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
10.13	Fourth Amendment dated as of September 24, 2004, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.2 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the three and nine months ended September 30, 2004).
10.14	Fifth Amendment dated as of April 15, 2005, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated April 15, 2005).
10.15	Scotsman Holdings, Inc. 2003 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.13 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).

10.16	Severance Agreement and General Release for Shalom M. Taragin dated January 21, 2005. (Incorporated by reference to Exhibit 10.14 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.17	Employment Agreement for Robert C. Singer dated March 25, 2005. (Incorporated by reference to Exhibit 10.15 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.18	Form agreement of Stock Option Plan Grant. (Incorporated by reference to Exhibit 10.16 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004). 10.19 Option Extension Amendment, dated March 25, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10Q for the period ended March 31, 2005).
10.20	Amended and Restated Credit Agreement, dated as of June 28, 2005, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders party thereto from time to time, Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, as Syndication Agent, Citicorp USA, Inc., Wells Fargo Bank, N.A. and Lehman Commercial Paper Inc., as Co-Documentation Agents, and Banc of America Securities LLC and Deutsche Bank Securities Inc., as Co-Lead Arrangers and Joint Book Runners. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 2005).
10.21	Amended and Restated U.S. Subsidiaries Guaranty dated as of March 26, 2002 and restated as of June 28, 2005, made by Willscot Equipment, LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company. | (Incorporated by reference to Exhibit 10.23 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on July 8, 2005) (Commission file no. 333-124459).
10.22	Amended and Restated U.S. Pledge Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003, and amended and restated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment, LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company to Bank of America, N.A., as collateral agent and acknowledged and agreed to by U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.23	Amended and Restated U.S. Security Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003, and amended and restated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment, LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company in favor of Bank of America, N.A., as Collateral Agent and acknowledged and agreed to by U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 10.4 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.24	Amended and Restated Canadian Security Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003 and amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc. to and in favor of Bank of America, N.A., as Collateral Agent for the benefit of the Secured Creditors named therein. (Incorporated by reference to Exhibit 10.5 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.25	Amended and Restated Canadian Subsidiary Guarantee dated as of March 26, 2002, amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc., to and in favor of the Secured Creditors named therein and Bank of America, N.A., as Collateral Agent. (Incorporated by reference to Exhibit 10.6 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.26	Bond Pledge Agreement dated as of June 28, 2005 by Williams Scotsman of Canada, Inc. in favour of the Collateral Agent and Secured Creditors therein defined. (Incorporated by reference to Exhibit 10.28 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on July 8, 2005) (Commission file no. 333-124459)).

10.27	Employment Agreement among Gerard E. Holthaus, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.29 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.28	Employment Agreement among Joseph F. Donegan, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.30 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.29	Employment Agreement among William C. LeBuhn, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.31 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.30	Employment Agreement among Robert C. Singer, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.32 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.31	Employment Agreement among John B. Ross, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.33 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.32	Form of Nonqualified Stock Option Agreement for grants under the Williams Scotsman International, Inc. 2005 Omnibus Award Plan. (Incorporated by reference to Exhibit 10.34 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on August 25, 2005) (Commission file no. 333-124459).
10.33	Form of Restricted Stock Unit Agreement for awards under the Williams Scotsman International, Inc. 2005 Omnibus Award Plan. (Incorporated by reference to Exhibit 10.35 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on August 25, 2005) (Commission file no. 333-124459).
10.34	Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.36 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on August 25, 2005)(Commission file no. 333-124459).
10.35	Form of Option Exercise Notice for Gerard E. Holthaus, Joseph F. Donegan, William C. LeBuhn and John B. Ross. (Incorporated by reference to Exhibit 10.37 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on September 12, 2005) (Commission file no. 333-124459).
10.36	Purchase Agreement, dated as of September 20, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc., Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc., Williams Scotsman of Canada, Inc., Willscot Equipment, LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Lehman Brothers Inc. and CIBC World Markets Corp. (Incorporated by reference to Exhibit 10.38 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.37	Purchase Agreement, dated as of September 20, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc., Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc., Williams Scotsman of Canada, Inc., Willscot Equipment, LLC, Deutsche Bank Securities Inc. (Incorporated by reference to Exhibit 10.39 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
21.1	Subsidiaries of Registrant. (Incorporated by reference to Exhibit 21.1 of the Company's Annual report on Form 10K for the year ended December 31, 2005).
23.1*	Consent of Ernst & Young LLP.
23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP. (Included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*
Filed herewith

**
To be filed by amendment

Item 17.    Undertakings

          (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b)   The undersigned registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on April 12, 2006.

Williams Scotsman International, Inc.
By:	/s/ GERARD E. HOLTHAUS Name: Gerard E. Holthaus Title: President and Chief Executive Officer

        Each person whose signature appears below constitutes and appoints Gerard E. Holthaus, Robert C. Singer and John B. Ross, or any of them, as his true and lawful attorney-in-fact with full power of substitution and resubstitution, in any and all capacities, to sign this registration statement or amendments (including, without limitation, post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933) thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below on April 12, 2006 by the following persons in the following capacities and on the date indicated.

Signature	Title	Date

/s/ GERARD E. HOLTHAUS Gerard E. Holthaus	President and Chief Executive Officer, Director and Chairman of the Board (principal executive officer)	April 12, 2006
/s/ ROBERT C. SINGER Robert C. Singer	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	April 12, 2006
/s/ JAMES N. ALEXANDER James N. Alexander	Director	April 12, 2006
/s/ MICHAEL F. FINLEY Michael F. Finley	Director	April 12, 2006
/s/ JAMES A. FLICK, JR. James A. Flick, Jr.	Director	April 12, 2006
/s/ STEVEN B. GRUBER Steven B. Gruber	Director	April 12, 2006
/s/ JAMES L. SINGLETON James L. Singleton	Director	April 12, 2006
/s/ STEPHEN A. VAN OSS Stephen A. Van Oss	Director	April 12, 2006

EXHIBIT INDEX

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
3.1
Amended and Restated Certificate of Incorporation of Williams Scotsman International, Inc. (Incorporated by reference to Exhibit 3.1 of the Form 8-K filed on October 4, 2005)(Commission file no. 000-51521).
3.2	Amended and Restated By-laws of Williams Scotsman International, Inc. (Incorporated by reference to Exhibit 3.2 of the Form 8-K filed on September 23, 2005) (Commission file no. 000-51521).
4.1	Form of Specimen Common Stock Certificate of the Company. (Incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 filed on July 8, 2005) (Commission File no. 333-124459).
4.2	Indenture, dated as of September 29, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc. Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc. as Guarantors, Willscot Equipment, LLC, as Subordinated Guarantor and The Bank of New York as Trustee, including exhibits thereto, the form of the initial note and the form of the exchange note. (Incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
4.3	Registration Rights Agreement, dated as of September 29, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc. Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc. and Williams Scotsman of Canada, Inc., Willscot Equipment, LLC, and Deutsche Bank Securities Inc. (Incorporated by reference to Exhibit 4.8 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
4.4	Consent Letter of Williams Scotsman International, Inc. (Incorporated by reference to Exhibit 4.4 of the Company's Annual report on Form 10-K for the year ended December 31, 2005).
5.1**	Legal Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
10.1	Williams Scotsman International, Inc. 2005 Omnibus Award Plan. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on September 12, 2005) (Commission file no. 333-124459).
10.2	Investor Stockholders Agreement, dated as of May 22, 1997, among the Company, Scotsman Partners, L.P., Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Barry P. Gossett, BT Investment Partners, Inc. and certain other stockholders. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s Registration Statement on Form S-4) (Commission file no. 333-30753).
10.3	Amendment No. 1 to Investor Stockholders Agreement, dated as of September 1, 1998, among the Company, Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Odyssey Partners, L.P., Scotsman Partners, L.P., Barry P. Gossett, and BT Investment Partners, Inc. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s 1998 Form 10-K).
10.4	Management Stockholders' and Optionholders' Agreement, dated as of September 14, 1998, among the Company, Cypress Merchant Banking Partners, L.P., Cypress Offshore Partners, L.P., Scotsman Partners, L.P., and certain management stockholders of the Company. (Incorporated by reference to Exhibit 10.4 of Williams Scotsman, Inc. annual report on Form 10-K for the year ended December 31, 1998).
10.5	Amendment No. 1 to Management Stockholders' and Optionholders' Agreement, dated as of September 23, 2005, among the Company, Cypress Merchant Banking Partners L.P., Cypress Offshore Partners, L.P., Scotsman Partners, L.P. and certain management stockholders of the Company. (Incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).

10.6	Williams Scotsman, Inc. Executive Deferred Compensation Plan. | (Incorporated by reference to Exhibit 10.6 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on July 8, 2005) (Commission file no. 333-124459).
10.7	Scotsman Holdings, Inc. 1994 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.11 of the Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1994).
10.8	Scotsman Holdings, Inc. Amended and Restated 1997 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.7 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 1998).
10.9	Credit Agreement, dated as of March 26, 2002, by and among Williams Scotsman International, Inc., Williams Scotsman, Inc., various financial institutions named therein, Bankers Trust Company, as administrative agent, Fleet Capital Corporation and Congress Financial Corporation as Co-Syndication Agents, Bank of America, N.A. and GMAC Business Credit, LLC as Co-Documentation Agents, and Deutsche Banc Alex. Brown Inc. as Sole Lead Arranger and Sole Book Manager. (Incorporated by reference to Exhibit 10.1 to Williams Scotsman, Inc.'s Registration Statement on Form S-4) (Commission file no. 333-86482).
10.10	First Amendment dated as of February 27, 2003 among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2002).
10.11	Second Amendment dated as of August 11, 2003, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman, Inc.'s current report on Form 8-K dated August 27, 2003).
10.12	Third Amendment dated as of December 22, 2003, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.12 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
10.13	Fourth Amendment dated as of September 24, 2004, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 10.2 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the three and nine months ended September 30, 2004).
10.14	Fifth Amendment dated as of April 15, 2005, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders from time to time party to the credit agreement and Deutsche Bank Trust Company Americas, as Administrative Agent. (Incorporated by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated April 15, 2005).
10.15	Scotsman Holdings, Inc. 2003 Employee Stock Option Plan. (Incorporated by reference to Exhibit 10.13 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2003).
10.16	Severance Agreement and General Release for Shalom M. Taragin dated January 21, 2005. (Incorporated by reference to Exhibit 10.14 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.17	Employment Agreement for Robert C. Singer dated March 25, 2005. (Incorporated by reference to Exhibit 10.15 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004).
10.18	Form agreement of Stock Option Plan Grant. (Incorporated by reference to Exhibit 10.16 of Williams Scotsman, Inc.'s annual report on Form 10-K for the year ended December 31, 2004). 10.19 Option Extension Amendment, dated March 25, 2005. (Incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10Q for the period ended March 31, 2005).

10.20	Amended and Restated Credit Agreement, dated as of June 28, 2005, among Williams Scotsman International, Inc., Williams Scotsman, Inc., the lenders party thereto from time to time, Bank of America, N.A., as Administrative Agent, Deutsche Bank Trust Company Americas, as Syndication Agent, Citicorp USA, Inc., Wells Fargo Bank, N.A. and Lehman Commercial Paper Inc., as Co-Documentation Agents, and Banc of America Securities LLC and Deutsche Bank Securities Inc., as Co-Lead Arrangers and Joint Book Runners. (Incorporated by reference to Exhibit 10.1 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarter ended June 30, 2005).
10.21	Amended and Restated U.S. Subsidiaries Guaranty dated as of March 26, 2002 and restated as of June 28, 2005, made by Willscot Equipment, LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company. | (Incorporated by reference to Exhibit 10.23 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on July 8, 2005) (Commission file no. 333-124459).
10.22	Amended and Restated U.S. Pledge Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003, and amended and restated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment, LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company to Bank of America, N.A., as collateral agent and acknowledged and agreed to by U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 10.3 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.23	Amended and Restated U.S. Security Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003, and amended and restated as of June 28, 2005, made by Williams Scotsman International, Inc., Williams Scotsman, Inc., Willscot Equipment, LLC, Space Master International, Inc., Truck & Trailer Sales, Inc. and Evergreen Mobile Company in favor of Bank of America, N.A., as Collateral Agent and acknowledged and agreed to by U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 10.4 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.24	Amended and Restated Canadian Security Agreement dated as of March 26, 2002, amended and restated as of August 18, 2003 and amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc. to and in favor of Bank of America, N.A., as Collateral Agent for the benefit of the Secured Creditors named therein. (Incorporated by reference to Exhibit 10.5 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.25	Amended and Restated Canadian Subsidiary Guarantee dated as of March 26, 2002, amended and restated as of June 28, 2005, made by Williams Scotsman of Canada, Inc., to and in favor of the Secured Creditors named therein and Bank of America, N.A., as Collateral Agent. (Incorporated by reference to Exhibit 10.6 of Williams Scotsman, Inc.'s quarterly report on Form 10-Q for the quarterly period ended June 30, 2005).
10.26	Bond Pledge Agreement dated as of June 28, 2005 by Williams Scotsman of Canada, Inc. in favour of the Collateral Agent and Secured Creditors therein defined. (Incorporated by reference to Exhibit 10.28 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on July 8, 2005) (Commission file no. 333-124459)).
10.27	Employment Agreement among Gerard E. Holthaus, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.29 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.28	Employment Agreement among Joseph F. Donegan, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.30 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.29	Employment Agreement among William C. LeBuhn, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.31 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).

10.30	Employment Agreement among Robert C. Singer, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.32 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.31	Employment Agreement among John B. Ross, Williams Scotsman International, Inc. and Williams Scotsman, Inc., dated as of September 23, 2005. (Incorporated by reference to Exhibit 10.33 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.32	Form of Nonqualified Stock Option Agreement for grants under the Williams Scotsman International, Inc. 2005 Omnibus Award Plan. (Incorporated by reference to Exhibit 10.34 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on August 25, 2005) (Commission file no. 333-124459).
10.33	Form of Restricted Stock Unit Agreement for awards under the Williams Scotsman International, Inc. 2005 Omnibus Award Plan. (Incorporated by reference to Exhibit 10.35 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on August 25, 2005) (Commission file no. 333-124459).
10.34	Williams Scotsman International, Inc. 2005 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 10.36 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on August 25, 2005)(Commission file no. 333-124459).
10.35	Form of Option Exercise Notice for Gerard E. Holthaus, Joseph F. Donegan, William C. LeBuhn and John B. Ross. (Incorporated by reference to Exhibit 10.37 of Williams Scotsman International Inc.'s Registration Statement on Form S-1 filed on September 12, 2005) (Commission file no. 333-124459).
10.36	Purchase Agreement, dated as of September 20, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc., Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc., Williams Scotsman of Canada, Inc., Willscot Equipment, LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Lehman Brothers Inc. and CIBC World Markets Corp. (Incorporated by reference to Exhibit 10.38 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
10.37	Purchase Agreement, dated as of September 20, 2005, among Williams Scotsman, Inc., Williams Scotsman International, Inc., Evergreen Mobile Company, Space Master International, Inc., Truck & Trailer Sales, Inc., Williams Scotsman of Canada, Inc., Willscot Equipment, LLC, Deutsche Bank Securities Inc. (Incorporated by reference to Exhibit 10.39 of the Company's Registration Statement on Form S-4 filed on October 25, 2005) (Commission file no. 333-129222).
21.1	Subsidiaries of Registrant. (Incorporated by reference to Exhibit 21.1 of the Company's Annual report on Form 10K for the year ended December 31, 2005).
23.1*	Consent of Ernst & Young LLP.
23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP. (Included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

*
Filed herewith

**
To be filed by amendment

QuickLinks

TABLE OF CONTENTS
SUMMARY
Our Company
Corporate History and Information
The Offering
Summary Historical and Unaudited Pro Forma Consolidated Financial Data
Summary Historical Financial Data
RISK FACTORS
TRADEMARKS
INDUSTRY AND MARKET DATA
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
2005 REFINANCING TRANSACTIONS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
WILLIAMS SCOTSMAN INTERNATIONAL, INC. UNAUDITED PRO FORMA CONDENSED BALANCE SHEET As of December 31, 2005
WILLIAMS SCOTSMAN INTERNATIONAL, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except per share amounts)
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Part II Information Not Required in Prospectus
SIGNATURES
EXHIBIT INDEX